Exhibit 2.1
AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER
among
MICHIGAN INSURANCE COMPANY,
WEST BEND MUTUAL INSURANCE COMPANY,
DONEGAL GROUP INC.
and
DGI ACQUISITION CORP.
DATED AS OF DECEMBER 6, 2010

(i)

4. Representations and Warranties of DGI	18
(a) Organization of DGI and Merger Sub	18
(b) Authorization of Transaction	18
(c) Governmental Authorization	18
(d) Noncontravention	19
(e) Capitalization; Interim Operations of Merger Sub	19
(f) Brokers’ Fees	19
(g) Availability of Funds	19
(h) Litigation	20
(i) Interested Shareholder	20
(j) Compliance with Laws	20
(k) Due Diligence	21
5. Pre-Closing Covenants	21
(a) General	21
(b) Notices and Consents	22
(c) Operation of Business by MICO	22
(d) Access to Books and Records	26
(e) Notice of Developments	26
(f) Disclaimer Regarding Estimates and Projections	26
(g) Special Meeting	27
(h) No Solicitation	27
(i) Reserves	27
(j) Suspension of Dividends	28
6. Post-Closing Covenants	28
(a) General	28
(b) Litigation Support	28
(c) Transition	29
(d) Tax Matters	29
(e) Directors’ and Officers’ Indemnification and Insurance	31
(f) Employee Matters	33
(g) MICO Principal Office	35
(h) Loss and Adjusting Reserves Guarantee	35
(i) Non-Disclosure and Non-Solicitation	37
(j) Use of Trademarks	39
7. Appointment of WBM	39
(a) Powers of Attorney	39
(b) Liability of WBM	40
(c) Actions of WBM	41
(d) Letter of Transmittal	41
8. Conditions to Obligation to Close	41
(a) Conditions to Obligation of Each Party	41
(b) Conditions to Obligation of DGI and Merger Sub	42

(ii)

(c) Conditions to Obligations of MICO	44
(d) Frustration of Closing Conditions	45
9. Termination of this Agreement	45
(a) Termination	45
(b) Effect of Termination	46
(c) Reimbursement of Expenses	47
(d) Procedure for Termination	47
10. Indemnification	47
(a) Indemnification by the Shareholders	47
(b) Limitations on the Shareholders’ Indemnification Obligations	48
(c) Indemnification by DGI	50
(d) Procedure	51
11. Miscellaneous	52
(a) Press Releases and Public Announcements	52
(b) Third Party Beneficiaries	52
(c) Entire Agreement	52
(d) Succession and Assignment	52
(e) Counterparts	53
(f) Headings	53
(g) Notices	53
(h) Governing Law; Jurisdiction	54
(i) Amendments and Waivers	54
(j) Severability	54
(k) Expenses	54
(l) Construction	55
(m) Incorporation of Exhibits and Schedules	55
(n) Disclosure Schedule	55
12. Definitions	55
(a) Specific Definitions	55
(b) Other Terms	63
(c) Other Definitional Provisions	63

(iii)

SCHEDULES:
MICO Disclosure Schedule
DGI Disclosure Schedule

(iv)

AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER
     This Amended and Restated Agreement and Plan of Merger is made as of December 6, 2010, among Donegal Group Inc., a Delaware corporation (“DGI”), DGI Acquisition Corp., a Delaware corporation (the “Merger Sub”), Michigan Insurance Company, a Michigan corporation (“MICO”), and West Bend Mutual Insurance Company, a Wisconsin mutual insurance company (“WBM”). This Agreement refers to each of DGI, Merger Sub, MICO and WBM as a “Party” and collectively as the “Parties” as the context permits or requires.
RECITALS
     A. The Board of Directors of MICO has (i) determined that it is in the best interests of MICO and its Shareholders, individually a “Shareholder” and collectively, the “Shareholders”, and declared it advisable, to enter into this Agreement that provides for the merger (the “Merger”) of Merger Sub with and into MICO, with MICO being the surviving corporation, pursuant to the terms of this Agreement and in accordance with the MBCA and the DGCL, (ii) adopted this Agreement and approved the execution, delivery and performance of this Agreement and the consummation of the transactions this Agreement contemplates, including the Merger, pursuant to the terms of this Agreement and in accordance with the MBCA and the DGCL and (iii) resolved to recommend that the Shareholders approve and adopt this Agreement.
     B. The Board of Directors of WBM has approved the execution, delivery and performance of this Agreement and the consummation of the transactions this Agreement contemplates.
     C. The Board of Directors of DGI has approved the execution, delivery and performance of this Agreement and the consummation of the transactions this Agreement contemplates.
     D. The Boards of Directors of DGI and Merger Sub have (i) determined that it is in the best interests of DGI and Merger Sub, and declared it advisable, to enter into this Agreement providing for the Merger pursuant to the terms of this Agreement and in accordance with the MBCA and the DGCL and (ii) adopted this Agreement and approved the execution, delivery and performance of this Agreement and the consummation of the transactions this Agreement contemplates, including the Merger, pursuant to the terms of this Agreement and in accordance with the MBCA and the DGCL.
     E. The parties to this Agreement believe that the conditions precedent to the Closing of the transactions (the “Transactions”) this Agreement contemplates have been satisfied and that all necessary documentation has been, or will be upon the date of this

Agreement in accordance with the Agreement and Plan of Merger dated as of July 15, 2010 among the parties to the Agreement as amended and restated by this Agreement;
     F. In connection with the Closing of the Transactions, the parties to this Agreement have agreed to consummate the Transactions as of the date of this Agreement (the “Closing Date”) for the purposes of Section 252 of the DGCL and Chapters 13 and 50 of the Michigan Insurance Code but that, for all other purposes, the Transactions shall be effective as of the close of business on November 30, 2010 (the “Effective Date”).
AGREEMENTS
     NOW, THEREFORE, in consideration of the premises and the mutual promises made in this Agreement, in consideration of the representations, warranties and covenants contained in this Agreement and intending to be legally bound by this Agreement, MICO, WBM, DGI and Merger Sub agree as follows:
     1. The Merger.
          (a) The Merger. On the Closing Date but effective as of the Effective Date for all purposes other than Section 252 of the DGCL and Chapters 13 and 50 of the Michigan Insurance Code and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the MBCA and the DGCL, Merger Sub shall merge with and into MICO, the separate existence of Merger Sub shall cease and MICO shall be the surviving corporation in the Merger (sometimes called the “Surviving Corporation”) and shall continue its corporate existence as a property and casualty insurance company under the Laws of the State of Michigan. The name of the Surviving Corporation shall be “Michigan Insurance Company.”
          (b) The Closing. The closing of the transactions this Agreement contemplates (the “Closing”) shall occur electronically on December 6, 2010, after all of the conditions to the Closing set forth in Section 8 of this Agreement have been satisfied or waived in writing other than those conditions to Closing that by their terms cannot be satisfied prior to the Closing, but subject to the fulfillment or waiver in writing of such conditions at the Closing.
          (c) Effective Date. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, DGI shall file certificates of merger (the “Certificates of Merger”) with the Department of Energy, Labor and Economic Growth of the State of Michigan (“DELEG”) and the Office of the Secretary of State of the State of Delaware (the “Office of the Secretary”) and shall make all other filings or recordings as may be required under the MBCA and the DGCL and any other applicable Law in order to effect the Merger in the form required by the MBCA and the DGCL and otherwise conforming to the requirements of the MBCA and the DGCL. The Merger shall become effective at the close of business on November 30, 2010.
          (d) Effect of the Merger. At the Effective Date, the effect of the Merger shall be as provided in this Agreement, the Certificates of Merger and the applicable provisions of the MBCA and the DGCL; provided, however, that the Certificates of Merger shall be filed with the Office of the Secretary and DELEG on, and be effective as of the Closing Date pursuant to applicable provisions of the MBCA and the DGCL. Without limiting the generality of the foregoing, and subject to such Certificates of Merger, the MBCA and the DGCL, at the Effective Date, except as otherwise provided herein for all other purposes, including accounting purposes, all of the property, rights, privileges, powers, and franchises of MICO and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, and duties of MICO and Merger Sub shall become the debts, liabilities, and duties of the Surviving Corporation.
          (e) Articles of Incorporation and By-Laws. On the Closing Date but effective as of the Effective Date, the Articles of Incorporation and the By-Laws of MICO, as in effect immediately prior to the Effective Date, shall be the Articles of Incorporation and the By-Laws of the Surviving Corporation.
          (f) Directors and Officers. On the Closing Date but effective as of the Effective Date, the directors of Merger Sub immediately prior to the Effective Date shall be the directors of the Surviving Corporation as of the Effective Date, until their respective successors are duly elected or appointed and qualified. The officers of MICO as of the Effective Date shall be the Surviving Corporation’s officers until their respective successors are duly elected or appointed and qualified, except that Sheri O. Smith shall be Secretary. Upon notice from OFIR, that OFIR has determined that an officer or director of MICO has unsatisfactory fingerprint results, MICO shall suspend such director or officer pending final legal resolution of the matters contained in such an OFIR notice.
     2. Merger Consideration; Conversion of Shares.
          (a) Aggregate Consideration.
               (i) The aggregate merger consideration payable on behalf of Merger Sub to the Shareholders shall be an amount in cash equal to 122% of the Final Book Value of MICO (the “Merger Consideration”) as determined pursuant to this Agreement.
               (ii) MICO has prepared and delivered to DGI the balance sheet of MICO as of October 31, 2010, which balance sheet (the “Preliminary Closing Balance Sheet”) included MICO’s calculation of the Book Value of MICO as of October 31, 2010 (the “Preliminary Book Value of MICO”). WBM, MICO, DGI and Merger Sub agree that in determining the Preliminary Book Value of MICO and the Final Book Value of MICO, MICO

shall establish its reserves for loss and loss adjustment expenses using methodology consistent with the methodology MICO used in determining such reserves for the year ended December 31, 2009.
               (iii) On the Closing Date, DGI shall pay, or cause Merger Sub to pay to M&T Bank (the “Paying Agent”) an amount in cash equal to the Preliminary Book Value of MICO (such amount the “Preliminary Merger Consideration”) DGI shall have reasonably determined after its receipt of the Preliminary Closing Balance Sheet. On the Closing Date, WBM and DGI shall provide the Paying Agent with joint written instructions setting forth the amount (the “Purchase Price Escrow Amount”) the Paying Agent shall pay into an escrow account as provided in the Escrow Agreement in the form of Appendix D to this Agreement. The Purchase Price Escrow Amount shall equal 10% of the Preliminary Merger Consideration to secure any amount that may become payable pursuant to Section 2(a)(vii) if the Merger Consideration, as finally determined, is less than the Preliminary Merger Consideration and any claims DGI or Merger Sub may have pursuant to Section 10.
               (iv) As soon as practicable, but not later than 90 days after the Effective Date, DGI shall prepare and deliver to WBM DGI’s calculation of the Book Value of MICO as of the Effective Date (the “Proposed Final Book Value of MICO”). DGI shall calculate the Proposed Final Book Value of MICO using the same accounting methods, policies, practices and procedures MICO used in the preparation of the Preliminary Book Value of MICO.
               (v) DGI shall permit WBM to review all accounting records and all work papers and computations DGI used in the preparation of the Proposed Final Book Value of MICO. If WBM does not give notice of dispute to DGI within 45 days of receiving the Proposed Final Book Value of MICO, the Proposed Final Book Value of MICO shall be deemed to be the balance sheet of MICO as of the close of business on the as of the Effective Date (the “Final Closing Balance Sheet”), and the Proposed Final Book Value of MICO shall be deemed to be the Book Value of MICO as of the Effective Date (the “Final Book Value of MICO”) and shall be conclusive and binding upon WBM and DGI for purposes of this Agreement.
               (vi) If WBM gives DGI notice of dispute within such 45-day period, WBM and DGI shall negotiate in good faith to resolve such dispute and determine the final calculation of the Book Value of MICO as of the Effective Date. Any notice of dispute delivered pursuant to this Agreement shall specify the nature of the dispute in reasonable detail. If, after 30 days from the date WBM notified DGI of a dispute as to the calculation and determination of the Final Book Value of MICO, WBM and DGI cannot agree on the resolution of all of the disputed items, the items still in dispute shall be referred to the Unrelated Accounting Firm to resolve the dispute, whose decision as to the issues in dispute shall be conclusive and binding upon WBM and DGI for all purposes of this Agreement. The Unrelated Accounting Firm shall address only those issues in dispute and shall do so based solely on the provisions of this Agreement and not by independent review. The Unrelated Accounting Firm shall deliver its resolution of the dispute within 90 days of submission of the dispute to the Unrelated Accounting Firm. The fees and expenses of the Unrelated Accounting Firm pertaining to the dispute resolution hereunder shall be shared equally by WBM and DGI.
               (vii) If 122% of the Final Book Value of MICO as finally determined pursuant to Section 2(a)(v) or (vi) is greater than the Preliminary Merger Consideration, DGI shall pay to the Paying Agent, by wire transfer, the amount of such excess (the “Excess Amount”) within five Business Days after the Final Book Value of MICO has been finally determined (which amount shall be deposited into the Payment Fund). If 122% of the Final Book Value of MICO as finally determined pursuant to Section 2(a)(v) or (vi) is less than the Preliminary Merger Consideration, the Paying Agent shall pay from the Purchase Price Escrow Amount, to DGI, by wire transfer and in accordance with joint written instructions delivered to the Paying Agent, the amount of such deficit within five Business Days after the Final Book Value of MICO has been finally determined and thereafter except as otherwise provided in this Agreement, neither WBM nor the Shareholders shall have any further liability with respect to DGI.
          (b) Conversion of Shares. At the Closing Date but effective as of the Effective Date, by virtue of the Merger and without any action on the part of DGI, Merger Sub, MICO, WBM or the Shareholders, pursuant to this Agreement and the MBCA and the DGCL, subject to the other provisions of this Section 2:
               (i) Each Share of MICO issued and outstanding immediately prior to the Closing Date but effective as of the Effective Date shall be converted into the right to receive an amount in cash (subject to any applicable withholdings specified in Section 2(c)(i)), without interest thereon, equal to the Merger Consideration, less the Purchase Price Escrow Amount divided by 2,098,720.996, which is the number of outstanding Shares, other than any Shares to be cancelled pursuant to Section 2(b)(iii) (the “Per Share Merger Consideration”), payable to the holder thereof upon surrender of the certificate representing such Share. As of the Closing Date, all outstanding Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any outstanding Shares shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration.
               (ii) Each share of common stock, par value $1.00 per share, of Merger Sub (the “Merger Sub Common Stock”), issued and outstanding immediately prior to the Closing Date, shall be converted into and exchanged for one validly issued, fully paid and non assessable share of voting common stock, par value $1.00 per share, of the Surviving Corporation (the “Surviving Corporation Common Stock”). From and after the Closing Date, each outstanding certificate which represented shares of Merger Sub Common Stock shall evidence ownership of and represent the number of shares of Surviving Corporation

Common Stock into which such shares of Merger Sub Common Stock shall have been converted.
               (iii) All Shares held in MICO’s treasury as of the Closing Date shall automatically be cancelled and retired and all rights in respect thereof shall cease to exist, without any conversion thereof or payment of any consideration therefor.
          (c) Payments; Payment for Shares; Lost Certificates.
               (i) Immediately following the Closing Date, DGI shall deposit, or shall cause to be deposited, with M&T Bank, for the benefit of the Shareholders and for exchange and payment pursuant to this Section 2 through the Paying Agent, cash in an amount equal to the Preliminary Merger Consideration (the “Payment Fund”). Upon the making of such payment to the Paying Agent, DGI, Merger Sub and the Surviving Corporation shall thereafter have no further liability to any Shareholder for payment for any of the Shares, except for the payment of the Excess Amount, if applicable, or as otherwise set forth in this Agreement. The Paying Agent shall, pursuant to irrevocable written instructions executed by WBM, deliver out of the Payment Fund all amounts received by the Paying Agent for the account of the Shareholders, except to the extent paid into the Purchase Price Escrow Amount. The Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Shareholder such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder or any provision of any state, local or foreign tax Law. To the extent such amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect to which such deduction and withholding were made.
               (ii) At or prior to the Closing Date, [a] each Shareholder who held at the Closing Date an outstanding certificate or certificates that represented outstanding Shares (the “Certificates”) shall surrender such Certificates to MICO, together with a completed and duly executed letter of transmittal (a “Letter of Transmittal”), [b] upon such surrender of a Certificate and delivery of a duly completed and executed Letter of Transmittal, the holder of the Certificate will be entitled to receive an amount equal to [i] the number of Shares represented by such Certificate, multiplied by [ii] the Per Share Merger Consideration, payable promptly following the Effective Date, to an account designated in writing by such Shareholder, [c] the Paying Agent shall promptly pay such amounts to such holder and [d] the Surviving Corporation shall cancel the Certificates so surrendered. No interest will be paid or accrue on the Merger Consideration payable upon the surrender of the Certificates. Subject to Section 2(c)(v), under no circumstances will any holder of a Certificate be entitled to receive any part of the Merger Consideration until such holder shall have surrendered such Certificate and shall have duly executed the Letter of Transmittal and delivered such Letter of Transmittal to MICO. Until surrendered and exchanged for shares of the Surviving

Corporation, no Shareholder shall be entitled to receive any dividends or other distributions declared and paid by the Surviving Corporation.
               (iii) As described in Section 2(a)(vii), within five Business Days of the determination of the Final Closing Balance Sheet and the Final Merger Consideration, DGI shall deposit, or shall cause to be deposited, with the Paying Agent cash in an amount equal to the Excess Amount, if there is an Excess Amount. In accordance with the applicable terms of Section 2(c)(ii), as soon as practicable thereafter, the Paying Agent shall distribute the Excess Amount to the Shareholders in proportion to the Merger Consideration allocable to each Shareholder.
               (iv) If payment is to be made to a Person other than the Person in whose name a surrendered Certificate is registered, the Certificate must be properly endorsed or otherwise in proper form for transfer and the Person requesting such payment must agree to pay any applicable transfer or other taxes or establish to the reasonable satisfaction of DGI and the Surviving Corporation that such tax has been paid or is not applicable.
               (v) If any Certificate has been lost, stolen or destroyed, the Paying Agent will issue the applicable portion of the Merger Consideration deliverable in respect thereof upon receipt of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed. After the Closing Date, until surrendered in accordance with these provisions, each Certificate shall represent only the right to receive the applicable portion of the Merger Consideration as set forth in this Agreement.
               (vi) After the Closing Date, there shall be no transfers on the stock transfer books of the Surviving Corporation of the Shares which were outstanding immediately prior to the Closing Date. Certificates presented to the Surviving Corporation after the Closing Date shall be cancelled.
               (vii) Any portion of the Payment Fund that remains undistributed to the Shareholders for one year after the Closing Date shall be delivered to DGI upon demand, and any Shareholder who has not theretofore complied with this Section 2 shall thereafter look only to DGI for payment of such Shareholder’s claim to any part of the Merger Consideration. None of DGI, Merger Sub, WBM or the Surviving Corporation shall be liable to any Person in respect of any Merger Consideration delivered to a public office pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates representing outstanding Shares shall not have been surrendered immediately prior to the date on which any Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration in respect of such Certificate shall, at such time and the extent permitted by applicable Law, become the property of DGI, as the agent of those Shareholders that have failed to surrender their Certificates, free and clear of all claims of interest of any Person previously entitled thereto.
     3. Representations and Warranties of MICO and WBM. MICO and WBM hereby represent and warrant, severally and not jointly, to DGI that the statements contained in this Section 3 are correct and complete as of the date of this Agreement and shall be correct and complete as of the Closing Date, except as set forth in the corresponding section of the disclosure schedule delivered by MICO to DGI on or prior to the execution of this Agreement (the “MICO Disclosure Schedule”) and as amended by Schedule A to this Agreement. The MICO Disclosure Schedule shall be arranged in paragraphs corresponding to the lettered paragraphs contained in this Section 3; provided, however, that any event, fact or circumstance disclosed in any lettered paragraph of the MICO Disclosure Schedule shall be deemed to be a disclosure for purposes of all other lettered paragraphs of the MICO Disclosure Schedule so long as it is reasonably apparent that such disclosure applies to such other lettered paragraphs of the MICO Disclosure Schedule.
          (a) Organization; Authorization of Transaction.
               (i) MICO is a corporation duly organized and validly existing under the Laws of the State of Michigan. MICO is duly authorized to conduct business and is in good standing under the Laws of the State of Michigan and does not conduct business in any other state. MICO has all requisite corporate power and authority and all governmental licenses, authorization, permits, registrations, Orders and approvals to carry on the businesses in which it is engaged on the date of this Agreement (the “MICO Permits”), except for those powers, authorizations, licenses, permits, registrations, Orders and approvals the absence of which would not, individually or in the aggregate, reasonably be expected to have a MICO Material Adverse Effect. MICO is in compliance with the terms of the MICO Permits, except where the failure to be in such compliance has not had and would not, individually or in the aggregate, reasonably expected to have a MICO Material Adverse Effect.
               (ii) MICO has full corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the transactions this Agreement contemplates, subject, in the case of the Merger, to obtaining the affirmative vote of the necessary number of the votes entitled to be cast by holders of the Shares (the “Requisite Shareholder Vote”). This Agreement constitutes the valid and legally binding obligation of MICO and WBM, enforceable against each of them in accordance with its terms and conditions, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally or by general equitable principles and subject to the Requisite Shareholder Vote.

               (iii) This Agreement has been duly executed and delivered by MICO and WBM and, assuming due authorization, execution and delivery by DGI and Merger Sub, constitutes a legal, valid and binding agreement of MICO and WBM, enforceable against MICO and WBM in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally or by general equitable principles. The approval of this Agreement by the Requisite Shareholder Vote is the only vote of the holders of any class or series of capital stock of MICO or of any other obligation of MICO and WBM necessary to approve this Agreement or approve the transactions this Agreement contemplates.
          (b) Governmental Authorization. The execution and delivery of this Agreement by MICO and WBM do not, and the performance of and the consummation by MICO and WBM of the transactions to which either of them is a party that this Agreement contemplates, will not require at or prior to the Closing any consent or approval by, or filing with, any Governmental Authority, other than (i) the filing of the Certificates of Merger with the DELEG and the Office of the Secretary, (ii) approvals or filings of MICO or WBM (the “MICO Insurance Approvals”) under all applicable state Laws regulating the business of insurance or otherwise affecting the transactions this Agreement contemplates, as set forth in Section 3(b) of the MICO Disclosure Schedule (collectively, the “Insurance Laws”), (iii) DGI Insurance Approvals, assuming the accuracy and completeness of Section 4(c) of the DGI Disclosure Schedule, and (iv) any other consents, approvals or filings the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a MICO Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions this Agreement contemplates.
          (c) Noncontravention. Except as set forth in Section 3(c) of the MICO Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions this Agreement contemplates, shall (i) violate any Law or Order to which MICO is subject or any provision of the Organizational Documents of MICO or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license or instrument to which MICO is a party or by which it is bound or to which any of its assets are subject, except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation or failure to give notice would not have a MICO Material Adverse Effect or a material adverse effect on the ability of the Shareholders or MICO to consummate the transactions this Agreement contemplates. Except for the MICO Insurance Approvals or as otherwise set forth in Section 3(c) of the MICO Disclosure Schedule, MICO is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Agency in order to consummate the transactions this Agreement contemplates, except where the failure to give notice, to file or to obtain any authorization, consent or approval would not have a

MICO Material Adverse Effect or a material adverse effect on the ability of the Shareholders or MICO to consummate the transactions this Agreement contemplates.
          (d) Brokers’ Fees. Neither the Shareholders nor MICO has any liability or obligation to pay any fees or commissions to any broker, finder or investment banker with respect to the transactions this Agreement contemplates for which DGI could become liable or obligated, except for the fees of Keefe, Bruyette & Woods, Inc., which shall be paid by WBM, in its capacity as the majority shareholder of MICO and not on behalf of the Shareholders in its capacity as their representative.
          (e) Capitalization. Section 3(e) of the MICO Disclosure Schedule sets forth for MICO (i) the number of shares of authorized capital stock of each class of its capital stock, (ii) the number of issued and outstanding shares of each class of its capital stock, the names of the holders thereof, and the number of shares held by each such holder, and (iii) its directors and officers. All of the issued and outstanding shares of capital stock of MICO have been duly authorized and are validly issued, fully paid and nonassessable. Each Shareholder holds of record all of the Shares of MICO set forth next to such Shareholder’s name in Section 3(e) of the MICO Disclosure Schedule, free and clear of any restrictions on transfer and Security Interests other than restrictions under the Securities Act and state securities Laws and the Shareholders’ Agreements. Except as set forth on Section 3(e) of the MICO Disclosure Schedule, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other contracts or commitments that could require any Shareholder to sell, transfer or otherwise dispose of any capital stock of MICO or that could require MICO to issue, sell or otherwise cause to become outstanding any of its capital stock, in each case, other than this Agreement and the Shareholders’ Agreements. There are no outstanding stock appreciation, phantom stock or similar rights with respect to MICO. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of MICO.
          (f) Subsidiaries. MICO has no Subsidiaries and is not a partner or member of any partnership, joint venture or other similar relationship.
          (g) Financial Statements. Attached hereto as Appendix A are the following financial statements (collectively the “Financial Statements”): (i) MICO’s audited balance sheet and statements of income, stockholders’ equity and cash flows as of and for the years ended December 31, 2007, December 31, 2008 and December 31, 2009 (December 31, 2009 shall be referred to herein as the “Most Recent Fiscal Year End”) and (ii) MICO’s unaudited balance sheet and statements of income and cash flows (the “Most Recent Financial Statements”) as of and for the period beginning January 1, 2010 and ended March 31, 2010. The Financial Statements have been prepared in accordance with SAP applied on a consistent basis throughout the periods covered thereby and present fairly in all material respects the financial condition of MICO as of such dates and the results of operations of MICO for such periods; provided that the Most Recent Financial Statements are subject to normal year end adjustments and lack footnotes and other presentation items. The Financial Statements include notes setting forth those adjustments that would be made if the Financial Statements were prepared in accordance with GAAP.
     (h) Title to Personal Property. Except as (i) set forth on Section 3(h) of the MICO Disclosure Schedule or (ii) as would not constitute, individually or in the aggregate, a MICO Material Adverse Effect, MICO has good and valid title to, or a valid leasehold interest in, the material tangible personal property that is reflected on the Most Recent Balance Sheet, free and clear of any Security Interest except for Permitted Liens.
     (i) Absence of Certain Developments. Except as set forth on Section 3(i) of the MICO Disclosure Schedule or otherwise contemplated by this Agreement, since the Most Recent Fiscal Year End, MICO has not suffered any MICO Material Adverse Effect. In addition to the foregoing, since that date, except as set forth on Section 3(i) of the MICO Disclosure Schedule, MICO has not:
               (i) borrowed any amount or incurred any material liabilities, except amounts borrowed or liabilities incurred in the Ordinary Course of MICO’s Business or under contracts entered into in the Ordinary Course of MICO’s Business;
               (ii) mortgaged, pledged or subjected to any material lien or other encumbrance, any material portion of its assets, except for Permitted Liens;
               (iii) issued, sold or transferred any of its capital stock, securities convertible into its capital stock or warrants, options or other rights to acquire its capital stock, or any notes, bonds or debt securities;
               (iv) redeemed or purchased any shares of its capital stock;
               (v) made any material change in employment terms for any of its directors or officers outside the Ordinary Course of MICO’s Business; or
               (vi) committed to do any of the foregoing.
     (j) Undisclosed Liabilities. MICO has no liability, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, except for (i) liabilities accrued or reserved for on the Most Recent Balance Sheet, including any notes thereto, (ii) liabilities under agreements, contracts, leases, licenses and other arrangements, (iii) liabilities reflected on the MICO Disclosure Schedule, (iv) liabilities not required to be disclosed or reflected on financial statements prepared in accordance with GAAP or SAP, (v) liabilities which arise or have arisen in the Ordinary Course of MICO’s Business, (vi) insurance claims or related litigation or arbitration arising on the Ordinary Course of MICO’s Business, (vii)

liabilities that would not have a MICO Material Adverse Effect and (viii) liabilities arising or incurred in connection with the transactions this Agreement contemplates.
          (k) Legal Compliance.
               (i) To the Knowledge of MICO, MICO is in compliance with all applicable Laws, except where the failures to comply would not have, or would not reasonably be likely to have, individually or in the aggregate, a MICO Material Adverse Effect. Except as set forth on Section 3(k) of the MICO Disclosure Schedule, MICO has not received any written communication from any Governmental Authority that alleges that MICO is not in compliance with any Laws, except where the written communication alleges a failure to comply that would not reasonably be expected to have a MICO Material Adverse Effect or where the alleged failure to comply has been substantially resolved or is no longer alleged by such Governmental Authority.
               (ii) There is no pending or, to the Knowledge of MICO, threatened proceeding to which MICO is subject before any Governmental Authority regarding whether MICO has violated, nor is there any pending or, to the Knowledge of MICO, threatened, investigation by any Governmental Authority with respect to possible violations of, any applicable Laws, except for such violations or possible violations that have not had and would not, individually or in the aggregate, reasonably be expected to have a MICO Material Adverse Effect.
               (iii) There is no proceeding to which MICO is subject before any Governmental Authority pending or, to the Knowledge of MICO, threatened in writing regarding whether MICO has violated any applicable Insurance Laws, nor any investigation by any Governmental Authority pending or, to the Knowledge of MICO, threatened in writing with respect to possible violations of any applicable Insurance Laws, except for proceedings or investigations relating to violations or possible violations which would not, individually or in the aggregate, reasonably be expected to have a MICO Material Adverse Effect. Since January 1, 2010, MICO has filed all material reports required to be filed by it with its domiciliary state insurance department or such failure to file has been remedied. Except as required by applicable Law, there are no written agreements, memoranda of understanding, commitment letters or similar undertakings binding on MICO to which MICO is a party, on the one hand, and any Governmental Authority is a party or addressee, on the other hand, or Orders specifically with respect to MICO, that [a] limit in any material respect the ability of MICO to issue insurance policies under its MICO Permits, or [b] impose any requirements on MICO in respect of risk based capital requirements that materially increase or modify the risk based capital requirements imposed under applicable Insurance Laws except, in each case, as has not had and would not, individually or in the aggregate, reasonably be expected to have a MICO Material Adverse Effect.

          (l) Tax Matters. Except as set forth on Section 3(l) of the MICO Disclosure Schedule:
               (i) WBM has filed on MICO’s behalf all Income Tax Returns required to be filed by MICO, and has paid all Income Taxes shown to be due and payable by MICO, except where the failure to pay such Income Taxes would not have a MICO Material Adverse Effect.
               (ii) No deficiency or proposed adjustment which has not been resolved or settled for any amount of Income Tax has been proposed, asserted or assessed in writing by any taxing authority against MICO, except where such deficiency or proposed adjustment would not have a MICO Material Adverse Effect.
               (iii) MICO has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, except where failure to withhold and pay such Taxes would not have a MICO Material Adverse Effect.
               (iv) Section 3(l) of the MICO Disclosure Schedule lists those Income Tax Returns that currently are the subject of audit or for which written notice of intent to audit has been received.
               (v) MICO has not waived any statute of limitations in respect of Income Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
          (m) MICO SAP Statements. MICO has filed or submitted all MICO SAP Statements required to be filed with or submitted to the Office of Financial and Insurance Regulation of the State of Michigan for MICO on forms prescribed or permitted by such department, except for such failures to file or submit which would not, individually or in the aggregate, reasonably be expected to have a MICO Material Adverse Effect. The MICO SAP Statements were prepared in all material respects in conformity with SAP applied on a consistent basis for the periods covered thereby, except as may be indicated in the notes thereto, and the MICO SAP Statements fairly present, in all material respects, the statutory financial position of MICO as at the respective dates thereof and the statutory results of operations of MICO for the respective periods then ended. No material deficiency has been asserted in writing with respect to any MICO SAP Statements by the domiciliary state insurance departments for MICO that has not been remedied. The annual statutory balance sheets and income statements included in the MICO SAP Statements have been, where required by applicable Insurance Law, audited by an independent accounting firm of recognized national or international reputation.

          (n) Insurance Matters.
               (i) To the Knowledge of MICO, as of the date of this Agreement, all reinsurance treaties or agreements to which MICO is a party or under which MICO has any existing material rights, obligations or liabilities (the “MICO Reinsurance Agreements”) are in full force and effect in all material respects in accordance with their terms. MICO is not in material default as to any provision thereof. Since January 1, 2010 through the third Business Day prior to the date of this Agreement, MICO has not received any written notice to the effect that [a] the financial condition of any reinsurer party to any such agreement is materially impaired to the extent that MICO reasonably believes may result in a default or [b] there is a material dispute with respect to any material amounts recoverable by MICO pursuant to any MICO Reinsurance Agreement. Except as set forth on Section 3(n) of the MICO Disclosure Schedule, since January 1, 2010, MICO has not entered into any reinsurance treaty or agreement under which it has assumed any material liabilities of any Person.
               (ii) With respect to any MICO Reinsurance Agreement for which MICO has taken credit for reinsurance ceded on its MICO SAP Statements, [a] there has been no separate written or oral agreements between MICO and the assuming reinsurer that would under any circumstances reduce, limit, mitigate or otherwise affect any actual or potential loss to the Parties under any such MICO Reinsurance Agreement, other than inuring contracts that are explicitly defined in any such MICO Reinsurance Agreement, [b] for each such MICO Reinsurance Agreement entered into, renewed or amended on or after January 1, 2010, for which risk transfer is not reasonably considered to be self evident, documentation concerning the economic intent of the transaction and the risk transfer analysis evidencing the proper accounting treatment, as required by Statutory Statement of Accounting Principle No. 62 Property & Casualty Reinsurance (“SSAP No. 62”), is available for review by the domiciliary state insurance departments for MICO, [c] from and after January 1, 2010, MICO complies, and has complied in all material respects, with all of the requirements set forth in SSAP No. 62 and [d] from and after January 1, 2010, MICO has, and has had, appropriate controls in place to monitor the use of reinsurance and comply with the provisions of SSAP No. 62.
               (iii) Except for regular periodic assessments in the Ordinary Course of MICO’s Business or assessments based on developments that are publicly known within the insurance industry, as of the date of this Agreement, no material claim or material assessment is pending or, to the Knowledge of MICO, threatened in writing against MICO by any state insurance guaranty association in connection with such association’s fund relating to insolvent insurers.
          (o) Policy Reserves. The Policy Reserves of MICO recorded in the MICO SAP Statements, (i) have been computed in all material respects in accordance with generally accepted actuarial standards in effect on such date and (ii) were in compliance in all material respects with the requirements for Policy Reserves established by the domiciliary insurance regulatory authority of MICO.
          (p) Real Property. Section 3(p) of the MICO Disclosure Schedule lists all real property leased or subleased and used by MICO (the “Leased Real Property”). MICO has made available to DGI a copy of the leases and subleases for the Leased Real Property. To the Knowledge of MICO, except where the invalidity, nonbinding nature, unenforceability, ineffectiveness or default would not be reasonably expected to have a MICO Material Adverse Effect, each lease and sublease for the Leased Real Property is valid, binding, enforceable and in full force and effect in all material respects, and MICO has not received a current written notice of default under any such lease or sublease.
          (q) Intellectual Property.
               (i) Section 3(q) of the MICO Disclosure Schedule identifies each patent or registered Intellectual Property, or application therefor, owned by MICO, and each material written license agreement (excluding “off the shelf” software license agreements) pursuant to which MICO has granted to any third party, or has been granted by any third party, any rights in the Intellectual Property.
               (ii) With respect to each item of Intellectual Property identified in Section 3(q) of the MICO Disclosure Schedule, except as set forth in Section 3(q)(ii) of the MICO Disclosure Schedule, to the Knowledge of MICO, [a] MICO possess all right, title and interest in and to the item, free and clear of any Security Interest, license or other restriction; [b] the item is not subject to any outstanding Order; and [c] no action, suit, proceeding, hearing, investigation, written claim or written demand is pending or threatened which challenges the legality, validity, enforceability, use or ownership of the item; except where a failure to comply with the representations in [a], [b] or [c] would not have a MICO Material Adverse Effect.
               (iii) With respect to each material license agreement identified in Section 3(q) of the MICO Disclosure Schedule, to the Knowledge of MICO, [a] no party to any license agreement is in material breach or default; and [b] no party to any license agreement has repudiated any material provision thereof; except where a failure to comply with the representations in [a] or [b] would not have a MICO Material Adverse Effect.
          (r) Contracts. Section 3(r) of the MICO Disclosure Schedule lists the following written contracts and other written agreements to which MICO is a party:
               (i) any agreement required to be filed as exhibits to the MICO SAP Statements;
               (ii) any agreement for the lease of personal property to or from any Person providing for lease payments in excess of $50,000 per annum;

               (iii) any agreement concerning a partnership or joint venture that is material to the business of MICO, taken as a whole;
               (iv) any agreement under which it has created, incurred, assumed or guaranteed any indebtedness for borrowed money or any capitalized lease obligation, in excess of $100,000 or under which it has imposed a material Security Interest on any of its material assets, tangible or intangible;
               (v) any agreement which materially restricts the ability of MICO to freely conduct its business, except for any such contract that may be cancelled without any penalty or other liability to MICO upon notice of 30 days or less;
               (vi) any material agreement with any of the Shareholders or their Affiliates;
               (vii) any agreement involving any exchange traded or over the counter swap, forward, future, option, cap, floor or collar financial contract, or any other interest rate or foreign currency protection contract;
               (viii) any other agreement or group of related agreements the performance of the executory portion of which involves consideration in excess of $100,000 per annum; or
               (ix) any reinsurance agreements as of the date of this Agreement to which MICO is a ceding or assuming party.
Except as set forth in Section 3(r) of the MICO Disclosure Schedule, to the Knowledge of MICO, with respect to each such agreement: [a] the agreement is legal, valid, binding, enforceable and in full force and effect in all material respects, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors rights generally and general equitable principles; [b] no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement and [c] no party has repudiated any provision of the agreement, except, in each case, where such circumstance or event would not have a MICO Material Adverse Effect.
          (s) Litigation. Except as set forth on Section 3(s) of the MICO Disclosure Schedule, there is no action, suit, investigation, claim, complaint, demand, summons, subpoena, injunction, notice of violation or other proceeding pending against or, to the Knowledge of MICO, threatened in writing against MICO or pending against or threatened in writing against any present or former officer or director of MICO in connection with which MICO has an indemnification obligation pursuant to the MICO Organizational Documents or a written agreement, before any Governmental Authority other than insurance claims litigation or arbitration arising in the Ordinary Course of MICO’s Business, which, if determined or resolved adversely in accordance with the plaintiff’s or claimant’s demands, would, individually or in the aggregate, reasonably be expected to have a MICO Material Adverse Effect. As of the date of this Agreement, there is no Order outstanding against MICO which would, individually or in the aggregate, reasonably be expected to have a MICO Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions this Agreement contemplates.
          (t) Employees. MICO is not a party to nor is it bound by any collective bargaining agreement, nor is it a party to any material arbitration or grievance proceeding relating to any such collective bargaining agreement. Within the last three years, MICO has not experienced any work stoppage due to labor disagreements and there is currently no labor strike, dispute, request for representation, slow down or work stoppage actually pending. MICO is not bound by any administrative agency, tribunal, commission or board decree relating to any collective bargaining agreement, claims of unfair labor practices or attempts to organize a collective bargaining unit which in any case is reasonably expected to have a MICO Material Adverse Effect.
          (u) Employee Benefits.
               (i) Section 3(u) of the MICO Disclosure Schedule sets forth all of the current Employee Pension Benefit Plans, Employee Welfare Benefit Plans and all other material employee benefit, fringe benefit plans and programs maintained or contributed to by MICO with respect to current or former employees of MICO (the “Plans”). MICO has provided or made available to DGI [a] a copy of each of the Plans, including all amendments thereto, [b] any trust agreements thereunder, [c] each summary plan description and [d] the most recent favorable determination letter issued by the Internal Revenue Service, if applicable.
               (ii) Except as set forth in Section 3(u) of the MICO Disclosure Schedule, each Plan is in compliance with the applicable requirements of Law, including, if applicable, ERISA and the Code, except where such failure to comply is not reasonably expected to have a MICO Material Adverse Effect.
               (iii) Except as set forth in Section 3(u) of the MICO Disclosure Schedule, each Employee Pension Benefit Plan which is intended to qualify under Section 401(a) of the Code has received a favorable determination letter that it is so qualified, and, to the Knowledge of MICO, there exist no facts or circumstances which would cause any of such favorable determination letters to be revoked.
          (v) Environmental Matters. To the Knowledge of MICO, MICO is in material compliance with applicable Environmental Laws and Environmental Permits.

MICO possesses all material Environmental Permits which are required for its operations. During the past three years, MICO has not received any written communication alleging any material failure by it to comply with any applicable Environmental Laws or Environmental Permits. To the Knowledge of MICO, there is no Environmental Claim pending or threatened, against MICO.
          (w) Certain Business Relationships. Except as disclosed in the notes to the Financial Statements or Section 3(w) of the MICO Disclosure Schedule, neither WBM nor any of its Affiliates has been involved in any material business arrangement or relationship with MICO within the past 12 months, other than in his, her or its capacity as a director, officer, employee or shareholder of MICO.
          (x) Rating. As of the date of this Agreement, A.M. Best Company has not threatened in writing to lower or place under surveillance any rating presently assigned to MICO.
          (y) State Takeover Laws. MICO has previously taken any and all action necessary to render the provisions of any Michigan anti-takeover statutes that may be applicable to the Merger and the other transactions this Agreement contemplates inapplicable to WBM, MICO, DGI and Merger Sub and their respective affiliates, and to the Merger, and this Agreement and the transactions this Agreement contemplates.
     4. Representations and Warranties of DGI. DGI represents and warrants to MICO and WBM that the statements contained in this Section 4 are correct and complete as of the date of this Agreement and shall be correct and complete as of the Closing Date, except as set forth in the disclosure schedule delivered by DGI on or prior to the execution of this Agreement (the “DGI Disclosure Schedule”). The DGI Disclosure Schedule shall be arranged in paragraphs corresponding to the lettered paragraphs contained in this Schedule 4; provided, however, that any event, fact or circumstance disclosed in any lettered paragraph of the DGI Disclosure Schedule shall be deemed to be a disclosure for purposes of all other lettered paragraphs of the DGI Disclosure Schedule so long as it is reasonably apparent that such disclosure applies to such other lettered paragraphs of the DGI Disclosure Schedule.
          (a) Organization of DGI and Merger Sub. DGI is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware. Merger Sub is a corporation duly organized and validly existing under the Laws of the State of Delaware. Each of DGI and Merger Sub has all requisite corporate, partnership or similar powers and all governmental licenses, authorizations, permits, certificates, registrations, consents, franchises, variances, exemptions, orders and approvals required to carry on its business as conducted on the date of this Agreement (the “DGI Permits”). DGI and Merger Sub are in compliance with DGI Permits. DGI is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is required.

          (b) Authorization of Transaction. DGI and Merger Sub, as applicable, each has the full power and authority to execute and deliver this Agreement and to perform the obligations this Agreement contemplates. This Agreement constitutes the valid and legally binding obligation of DGI and Merger Sub, enforceable in accordance against each of them with its terms and conditions, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally or by general equitable principles.
          (c) Governmental Authorization. The execution, delivery and performance by DGI and Merger Sub of this Agreement and the consummation by each of DGI and Merger Sub of the transactions to which it is a party that this Agreement contemplates will not require at or prior to the Closing any consent or approval by, or filing with, any Governmental Authority, other than (i) the filing of the Certificates of Merger with the DELEG and the Office of the Secretary and appropriate documents with the relevant authorities of other states in which DGI and Merger Sub are admitted to do business, (ii) approvals or filings under Insurance Laws as set forth in Section 4(c) of DGI Disclosure Schedule (collectively, but excluding any such filings included on Section 4(c) of the DGI Disclosure Schedule that are required to be made following the consummation of the Merger, the “DGI Insurance Approvals” and, together with the MICO Insurance Approvals, the “Transaction Approvals”), (iii) the MICO Insurance Approvals, assuming the accuracy and completeness of Section 3(b), (iv) those consents, approvals or filings as may be required as a result of the business or identity of MICO or any of its Affiliates and (v) any other consents, approvals or filings the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a DGI Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions this Agreement contemplates.
          (d) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions this Agreement contemplates, shall (i) assuming compliance with the matters referred to in Section 4(c), violate any Law or Order to which DGI or Merger Sub is subject, (ii) violate any provision of their respective Organizational Documents or (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any Party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license or instrument to which DGI or Merger Sub is a party or by which either is bound or to which any of their respective assets is subject, except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation or failure to give notice would not have a material adverse effect on the ability of DGI or Merger Sub to consummate the transactions this Agreement contemplates, except for such violations, breaches or conflicts in clauses (i) and (iii) that would not, individually or in the aggregate, reasonably be expected to have a DGI Material Adverse Effect.

          (e) Capitalization; Interim Operations of Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, $1.00 par value per share, all of which are issued and outstanding. DGI owns all of the issued and outstanding shares of capital stock of Merger Sub. All of the issued and outstanding shares of capital stock of Merger Sub have been duly authorized and validly issued and are fully paid and nonassessable and free and clear of preemptive or other similar rights, and were not issued in violation of the Organizational Documents of Merger Sub. Merger Sub was formed solely for the purposes of engaging in the transactions this Agreement contemplates and other than in connection with the transactions this Agreement contemplates has not conducted any business prior to the date of this Agreement and has, and prior to the Effective Date will have, no assets, liabilities or obligations of any nature other than those incident to its formation or as this Agreement contemplates.
          (f) Brokers’ Fees. Neither DGI nor Merger Sub has any liability or obligation to pay any fees or commissions to any broker, finder, investment banker or agent with respect to the transactions this Agreement contemplates for which MICO, WBM or any Shareholder could become liable or obligated.
          (g) Availability of Funds. DGI has and will have at the Closing sufficient cash available, or irrevocable commitments from financial institutions, to enable DGI to pay the full consideration payable to the Shareholders hereunder, to make all other necessary payments by it in connection with the transactions this Agreement contemplates.
          (h) Litigation. There is no action, suit, investigation, claim, complaint, demand, summons, cease and desist letter, subpoena, injunction, notice of violation or other proceeding pending against, or, to the knowledge of DGI, threatened in writing against DGI or any of its Subsidiaries before any Governmental Authority, (other than insurance claims litigation or arbitration arising in the ordinary course of DGI’s Business consistent with past custom and practice), that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions this Agreement contemplates. As of the date of this Agreement, there is no Order outstanding against DGI or any of its Subsidiaries which would reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions this Agreement contemplates.
          (i) Interested Shareholder. At the time immediately preceding the date of this Agreement, neither DGI nor any of its Affiliates is, with respect to MICO, an “interested shareholder” as such term is defined in Section 778 of the MBCA and or Section 203 of the DGCL.
          (j) Compliance with Laws.

               (i) Since January 1, 2008, the business and operations of DGI and the Merger Sub have been conducted in compliance with all applicable Laws (including Insurance Laws), except where the failure to so conduct such business and operations would not, individually or in the aggregate, reasonably be expected to have a DGI Material Adverse Effect.
               (ii) All of the DGI Permits regarding conducting insurance operations are in full force and effect in accordance with their terms and there is no proceeding or investigation to which DGI or any such Subsidiary is subject before a Governmental Authority that is pending or threatened in writing that would reasonably be expected to result in the revocation, failure to renew or suspension of, or placement of a restriction on, any such DGI Permits, except where the failure to be in full force and effect in accordance with their terms, revocation, failure to renew, suspension or restriction would not, individually or in the aggregate, reasonably be expected to have a DGI Material Adverse Effect.
               (iii) There is no proceeding to which DGI or any Subsidiary is subject before any Governmental Authority pending or threatened in writing regarding whether any of DGI or its Subsidiaries has violated any applicable Insurance Laws, nor any investigation by any Governmental Authority pending or threatened in writing with respect to possible violations of, any applicable Insurance Laws, except for proceedings or investigations relating to violations or possible violations which would not individually or in the aggregate, reasonably be expected to have a DGI Material Adverse Effect. Since January 1, 2008, DGI and its Subsidiaries have filed all material reports required to be filed by any of them with their respective domiciliary state insurance department or such failure to file has been remedied. Except as required by applicable Law and the DGI Permits maintained by DGI or its Subsidiaries, there are no written agreements, memoranda of understanding, commitment letters or similar undertakings binding on DGI or its Subsidiaries to which DGI or any Subsidiary is a party, on the one hand, and any Governmental Authority is a party or addressee, on the other hand, or Orders specifically with respect to DGI or any Subsidiary, that [a] limit in any material respect the ability of any of DGI or its Subsidiaries to issue insurance policies under the DGI Permits, [b] impose any requirements on DGI or any of its Subsidiaries in respect of risk based capital requirements that materially increase or modify the risk based capital requirements imposed under applicable Insurance Laws, [c] relate to the ability of any of DGI or any of its Subsidiaries to pay dividends or [d] restrict in any material respect the conduct of business of DGI or any of its Subsidiaries.
          (k) Due Diligence. DGI and the Merger Sub further acknowledge and agree that (i) they have conducted such investigations of MICO and its business as they deem necessary in connection with the execution of this Agreement and the consummation of the transactions this Agreement contemplates (ii) they and their representatives have been permitted access to the records, facilities, equipment, Tax Returns, contracts and other properties and assets of MICO which they and their representatives have desired and requested to see or review and (iii) they and their representatives have had the opportunity to meet with representatives of MICO to discuss the business and the assets of MICO.
     5. Pre-Closing Covenants. WBM, MICO, DGI and Merger Sub agree as follows with respect to the period between the execution of this Agreement and the Closing.
          (a) General.
               (i) Subject to the terms of this Agreement, each of WBM, MICO, DGI and Merger Sub shall use commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable in order to consummate and make effective the Merger and the other transactions this Agreement contemplates, including satisfaction, but not waiver, of the closing conditions set forth in Section 8. In furtherance and not in limitation of the foregoing, each of the Parties agrees to make, as promptly as practicable after the date of this Agreement, [a] appropriate filings required by the Transaction Approvals and [b] all other necessary filings with any other Governmental Authorities with respect to the transactions this Agreement contemplates. In addition, the Parties agree to cooperate and coordinate the filings required in connection with the Transaction Approvals with each other.
               (ii) If any objections are asserted with respect to the transactions this Agreement contemplates under any applicable Law or if any suit is initiated by any Governmental Authority or any private party challenging any of the transactions this Agreement contemplates as violative of any applicable Law, each Party shall use its commercially reasonable efforts to resolve any such objections or challenges as such Governmental Authority or private party may have to such transactions under such applicable Law, including responding to any request for information from any such Governmental Authority and complying with any requirements or conditions imposed by any such Governmental Authority so as to permit consummation of the transactions this Agreement contemplates on the terms set forth in this Agreement and without the imposition of any material restrictions on the operations of MICO for the future.
          (b) Notices and Consents. MICO shall use commercially reasonable efforts to obtain any third party consents that are required to be obtained in connection with the consummation of the transactions this Agreement contemplates. Each of WBM, MICO, DGI and Merger Sub shall give any notices to, make any filings with, and use commercially reasonable efforts to obtain any authorizations, consents and approvals of any Governmental Authorities which are required to be given, made or obtained in connection with consummation of the transactions this Agreement contemplates, including any Transaction Approvals. Each of WBM, MICO, DGI and Merger Sub shall bear its own costs and expenses in preparing such filings.
          (c) Operation of Business by MICO.

               (i) From the date of this Agreement until the earlier of the Effective Date and the date, if any, on which this Agreement is earlier terminated pursuant to Section 9(a)(i), except [a] for payments MICO makes in accordance with the Surplus Note, [b] as prohibited or required by applicable Law or by any Governmental Authority, [c] as set forth in Section 5(c) of the MICO Disclosure Schedule or [d] as otherwise contemplated, required or permitted by this Agreement, unless DGI shall otherwise consent, which consent DGI shall not unreasonably withhold, condition or delay, MICO shall conduct its business in the ordinary course consistent with past practice in all material respects and, to the extent consistent therewith, use its commercially reasonable efforts to preserve intact in all material respects its business organization and goodwill and relationship with brokers, including its currently in force reinsurance agreements, and other intermediaries, customers, Governmental Authorities and others with which it has material business dealings.
               (ii) In addition to and without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Date and the date, if any, on which this Agreement is earlier terminated pursuant to Section 9(a)(i), except [x] as prohibited or required by applicable Law or by any Governmental Authority, [y] as set forth in Section 5(c) of the MICO Disclosure Schedule or [z] as otherwise contemplated, required or permitted by this Agreement, unless DGI shall otherwise consent, which consent shall not be unreasonably withheld, conditioned or delayed, MICO shall not directly or indirectly:
                    (A) amend or propose or agree to amend, in any material respect, any of its Organization Documents;
                    (B) [i] declare, set aside, make or pay any dividend or other distribution, whether in cash, stock or property, in respect of any of its capital stock, [ii] adjust, split, combine or reclassify any of its capital stock or issue or propose or authorize the issuance of any other securities, including options, warrants or any similar security exercisable for, or convertible into, such other security, in respect of, in lieu of, or in substitution for, Shares or [iii] repurchase, redeem or otherwise acquire any Shares of its Common Stock, or any other equity interests or any rights, warrants or options to acquire any such shares or interests, except for repurchases of Shares in connection with the Shareholder Agreements;
                    (C) issue, sell, grant, pledge, amend, grant any rights in respect of or otherwise encumber any Shares of its Common Stock or other securities, including any options, warrants or any similar security exercisable for, or convertible into, such capital stock or similar security, or make any changes, by combination, merger, consolidation, reorganization, liquidation or otherwise, in the capital structure of MICO, except for the issuance of Shares pursuant to contracts in effect prior to the execution and delivery of this Agreement and made available to DGI;

                    (D) merge or consolidate with any other Person or acquire any material assets or make a material investment in, whether through the acquisition of stock, assets or otherwise, any other Person, except for [i] acquisitions of inventory, equipment and software in the Ordinary Course of MICO’s Business or [ii] investment portfolio transactions in the Ordinary Course of MICO’s Business in accordance with MICO’s existing investment guidelines;
                    (E) sell, lease, license, subject to a material Security Interest, except for a Permitted Lien, or otherwise dispose of any material assets, product lines or businesses of MICO except [i] pursuant to contracts in effect prior to the execution and delivery of this Agreement and made available to DGI and renewals thereof in the Ordinary Course of MICO’s Business, [ii] investment portfolio transactions in the Ordinary Course of MICO’s Business in accordance with MICO’s existing investment guidelines or [iii] sales, leases or licenses of inventory, equipment, software and other assets in the Ordinary Course of MICO’s Business;
                    (F) [i] make any loans, advances or capital contributions to any other Person, except for investment portfolio transactions in the Ordinary Course of MICO’s Business in accordance with MICO’s existing investment guidelines; [ii] create, incur, guarantee or assume any indebtedness, except for (A) indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing indebtedness on materially no less favorable terms, (B) guarantees by MICO of indebtedness for borrowed money or (C) indebtedness for borrowed money in each case incurred pursuant to agreements in effect prior to the execution and delivery of this Agreement and made available to DGI; [iii] make or commit to make any capital expenditure in excess of $100,000 in the aggregate during any 12-month period other than capital expenditures set forth in MICO’s capital budget for fiscal year 2010, which 2010 capital budget is attached hereto as Appendix B or [iv] cancel any material debts of any Person to MICO or waive any claims or rights of material value, except for cancellations or waivers in the Ordinary Course of MICO’s Business;
                    (G) except as required by contracts in effect prior to the execution and delivery of this Agreement or the Plans, [i] increase the compensation or other benefits payable or provided to MICO’s directors or employees; [ii] except in the Ordinary Course of MICO’s Business, materially increase the compensation or other benefits payable or provided to MICO’s employees, except the Ordinary Course of MICO’s Business including, for this purpose, the employee salary and short and long term incentive compensation review process and related adjustments substantially as conducted each year, provided that MICO may make cash incentive grants to new hires in a value substantially equivalent to the value of equity awards historically granted to new hires in the Ordinary Course of MICO’s Business; [iii] enter into any employment, change of control, severance or retention agreement with any employee of MICO, except (A) any such agreement set forth in the

MICO Disclosure Schedule, (B) for renewals or replacements of existing employment agreements with current employees upon expiration of the term of the applicable agreement on substantially the same terms as the previous agreement or (C) separation agreements entered into with employees in the Ordinary Course of MICO’s Business in connection with terminations of employment; provided, that MICO shall not enter into any separation agreement or arrangement without obtaining a general release of claims from the applicable employee or [iv] except as permitted pursuant to clause [iii], establish, adopt, enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except as would not result in a material increase in cost to MICO or as is required (A) to comply with Section 409A of the Code or (B) by the terms of such agreement, plan, trust, fund, policy or arrangement;
                    (H) [i] settle or compromise any material claim, audit, arbitration, suit, investigation, complaint or other proceeding in excess of the amount of the corresponding reserve established on the Most Recent Balance Sheet plus any applicable third party insurance proceeds, except (A) as required by any contract in effect prior to the execution and delivery of this Agreement, (B) for any settlements or compromises of insurance claims or litigation or arbitration arising in the Ordinary Course of MICO’s Business or (C) for any settlements or compromises involving total aggregate payments not in excess of $250,000, it being understood that this subsection (C) shall be in addition to and not in limitation of subsections (A) and (B), or [ii] enter into any consent decree, injunction or similar restraint or form of equitable relief in settlement of any material claim or audit that would materially restrict the operations of the business of MICO after the Effective Date;
                    (I) except in the Ordinary Course of MICO’s Business, [i] modify or amend in any materially adverse respect or terminate any material contract, [ii] enter into any successor agreement to an expiring material contract that changes the terms of the expiring material contract in a way that is materially adverse to MICO or [iii] enter into any new agreement that would have been set forth on Section 3(r) of the MICO Disclosure Schedule if it were entered into at or prior to the date hereof;
                    (J) terminate, cancel, amend or modify any insurance policies or reinsurance contracts maintained by it covering MICO as an insured or reinsured which is not replaced by a comparable amount of insurance or reinsurance coverage at a substantially similar cost;
                    (K) other than a renewal transaction with any reinsurer upon the expiration of any current reinsurance agreement, enter into any new reinsurance transaction as assuming or ceding insurer, which does not contain arms’ length cancellation, termination and commutation provisions; provided, however, with respect to renewal transactions with reinsurers for current reinsurance agreements, MICO shall use commercially reasonable efforts to negotiate commercially reasonable cancellation, termination and commutation provisions;
                    (L) alter or amend in any material respect any existing underwriting, claim handling, loss control, investment, actuarial, financial reporting or accounting practices, guidelines or policies, including compliance policies, or any material assumption underlying an actuarial practice or policy, except as may be required by (or, in the reasonable good faith judgment of MICO, advisable under) GAAP or SAP;
                    (M) except in the Ordinary Course of MICO’s Business [i] make or rescind any Tax election, [ii] settle or compromise any claim related to Taxes or [iii] enter into a written and legally binding agreement with a Governmental Authority relating to Taxes;
                    (N) [i] make a request for a written ruling of a Taxing Authority relating to Taxes or [ii] change any of its methods of reporting income or deductions, including changes in methods of accounting, for federal income Tax purposes from those employed in the preparation of its federal income Tax Returns for the taxable year ended December 31, 2009;
                    (O) enter into or renew or extend any agreements or arrangements that materially limit or otherwise materially restrict MICO or any of its respective Affiliates or any successor thereto, or that would, after the Effective Date, materially limit or materially restrict DGI or any of its Affiliates, including the Surviving Corporation, or any successor thereto, from engaging or competing in any line of business or in any material geographic area;
                    (P) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of MICO; or
                    (Q) authorize any of, or commit, resolve, propose or agree to take any of, the foregoing actions.
          (d) Access to Books and Records. MICO shall permit representatives of DGI to have reasonable access at reasonable times, and in a manner so as not to interfere unreasonably with the normal business operations of MICO, to the premises, properties, personnel, books, records, including Tax records but not including employee files or medical records, contracts and documents of or pertaining to MICO; provided, however, that all such access shall be approved by a Person WBM designates. DGI reaffirms its obligations under the confidentiality agreement between DGI and MICO previously executed and delivered in connection with this transaction (the “Confidentiality Agreement”).
          (e) Notice of Developments.

               (i) Each Party shall give prompt written notice to the other Party of any development causing or reasonably expected to result in a breach of any of its own representations and warranties in Section 3 and Section 4, as applicable. Unless the non-breaching Party has the right to terminate this Agreement pursuant to Section 9(a)(iii) or Section 9(a)(iv), as applicable, by reason of such development and exercises that right, the written notice pursuant to this Section 5(e) shall be deemed to have amended the MICO Disclosure Schedule, as applicable, to have qualified the representations and warranties contained in Section 3 or 4, as applicable, and to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of such development.
               (ii) Prior to the Closing, DGI shall promptly notify MICO if DGI obtains knowledge that any representation or warranty contained in Section 3 of this Agreement or in the MICO Disclosure Schedule is not true and correct in all material respects, or if DGI obtains knowledge of any material errors in, or omissions from, the MICO Disclosure Schedule.
          (f) Disclaimer Regarding Estimates and Projections. In connection with DGI’s investigation of MICO, DGI and Merger Sub have received from MICO and/or Keefe, Bruyette & Woods, Inc. certain estimates, forecasts, plans and financial projections of MICO. DGI and Merger Sub acknowledge that there are uncertainties inherent in attempting to make such estimates, forecasts, plans and projections, that DGI is familiar with such uncertainties, that DGI and Merger Sub are taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, forecasts, plans and projections so furnished to it, including the reasonableness of the assumptions underlying such estimates, forecasts, plans and projections, and that neither DGI nor Merger Sub shall have any claim against the Shareholders, WBM and/or Keefe, Bruyette & Woods, Inc. with respect thereto. Accordingly, none of the Shareholders, WBM, MICO or Keefe, Bruyette & Woods, Inc., make any representation or warranty with respect to such estimates, forecasts, plans and projections, including any such underlying assumptions.
          (g) Special Meeting. As promptly as practicable after the execution and delivery of this Agreement and obtaining the Transaction Approvals, MICO, acting through its Board of Directors, shall, in accordance with applicable Law, take all actions required to duly call, give notice of, convene and hold a special meeting of the Shareholders, including any postponement or adjournment thereof, for the purpose of obtaining the Requisite Shareholder Vote (the “Special Meeting”). MICO shall use commercially reasonable efforts to obtain the necessary adoption of this Agreement and approval of the Merger by the Shareholders, the Board of Directors of MICO shall recommend that the Shareholders vote in favor of the adoption of this Agreement and approval of the Merger at the Special Meeting, and MICO agrees that it shall include in any proxy statement or similar documentation provided to the Shareholders in connection with the Special Meeting the recommendation of the Board of Directors of MICO that the Shareholders adopt this Agreement.

          (h) No Solicitation. MICO agrees that it shall, and shall cause its directors, officers and employees to, and shall use its reasonable best efforts to cause its other representatives to, (i) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any submission of proposals or offers from Persons relating the acquisition or purchase of all or any portion of the Shares or the assets of MICO (other than in the Ordinary Course of MICO’s Business), or any equity interest in MICO, or any business combination with MICO, other than with DGI or Merger Sub, (ii) not participate in any negotiations regarding or furnish to any other Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to seek or do any of the foregoing.
          (i) Reserves. Between the date of this Agreement and the Closing Date, MICO shall not:
               (i) make any reduction in any loss expense reserve or incurred but not reported loss reserve not consistent with the levels, procedures or methods MICO employs in the setting or change of such reserves as agreed by DGI and MICO;
               (ii) make any change in the levels, procedures or methods it employs in the setting or changing of case basis loss reserves;
               (iii) make any reduction in net case basis loss reserves not consistent with the levels, procedures or methods MICO employs in the setting or changing of case basis loss reserves as agreed by DGI and MICO, and, in any event, within 10 days following any reduction in MICO’s net case basis loss reserves in excess of $75,000, except for any reduction that occurs because MICO has made a claims payment or because MICO has settled the claim and closed the case, MICO shall provide DGI with a written explanation of any such reduction in reasonable detail and certified as true and correct by the Manager of claims; or
               (iv) make any reduction in its guaranty fund accruals, except as required by GAAP or SAP.
          (j) Suspension of Dividends. As of the date of this Agreement, WBM agrees to suspend the payment of any dividends or other distributions to WBM, unless, in each case, (i) DGI consents to the payment of such dividend or other distribution prior to the payment thereof and (b) the Merger Consideration payable by DGI to WBM is reduced by the amount of all such dividends and other distributions.
     6. Post-Closing Covenants. WBM, MICO, DGI and Merger Sub agree as follows with respect to the period following the Effective Date.

          (a) General. In the event that at any time after the Effective Date any further action is necessary to carry out the purposes of this Agreement, each of WBM, MICO, DGI and Merger Sub shall take such further action, including the execution and delivery of such further instruments and documents, as the other Party may reasonably request, all at the sole cost and expense of the requesting Party. DGI agrees to retain records relating to MICO for the period prior to the Effective Date and make them available to WBM for a period of five years after the Effective Date, or, in the alternative, to notify WBM in writing at least 30 days prior to of their disposal at any time prior to the expiration of such period and permit WBM to have access to such records.
          (b) Litigation Support. In the event and for so long as any party to this Agreement actively is contesting or defending against any action, suit, proceeding, hearing, investigation, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Effective Date involving MICO, each of the other parties shall cooperate with each other party or its counsel in the defense or contest, make available their personnel, and provide such testimony and access to their books and records as shall be reasonably requested in connection with the defense or contest, all at the sole cost and expense of the contesting or defending party.
          (c) Transition. Neither the Shareholders, WBM nor MICO shall take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, agent or other business associate of MICO from maintaining the same business relationships with DGI and MICO after the Closing as it maintained with MICO and WBM prior to the Closing.
          (d) Tax Matters.
               (i) WBM shall prepare or cause to be prepared, and file or cause to be filed, all Income Tax Returns of MICO with respect to periods ending on or before the Effective Date and all other Tax Returns of MICO that are due on or before the Effective Date and shall pay all taxes such Income Tax Returns reflect as payable in excess of those amounts reflected on the Final Closing Balance Sheet. DGI shall prepare or cause to be prepared, and file or cause to be filed, all other Tax Returns required to be filed by the Surviving Corporation after the Effective Date; provided that any Tax Return with respect to any taxable period that includes, but does not end on, the Effective Date (a “Straddle Period”) shall be prepared consistently with prior practice unless otherwise required by applicable Tax Law and shall be provided by DGI to WBM for review and approval at least 20 days before due, including extensions.
               (ii) From and after the Effective Date, WBM and DGI shall give prompt notice to each other of any Tax authority’s proposed adjustment to Taxes of MICO for any Tax period ending on or prior to the Effective Date or any Straddle Period. WBM shall have the right to represent and control the interests of MICO in any Tax audit or administrative or court proceeding relating to taxable periods of MICO which end on or before the Effective Date and to employ counsel of its choice at the Shareholders’ expense; provided, however, that DGI shall have the right to participate in, and consult with WBM regarding, any such contest that may affect MICO or the Surviving Corporation for any periods ending after the Effective Date at DGI’s own expense. DGI shall control the conduct of any audit or proceeding involving MICO or the Surviving Corporation for periods that end after the Effective Date, including any Straddle Period. DGI shall keep WBM reasonably informed of the progress of any such audit or other proceeding, and WBM shall cooperate with DGI and the Surviving Corporation in the conduct of any such audit or other proceeding. Notwithstanding anything in this Agreement to the contrary, DGI and the Surviving Corporation shall not resolve, settle, compromise, or abandon any issue or claim without the prior written consent of WBM, on behalf of the Shareholders, if such action would affect the Tax liabilities of any of MICO or the Shareholders for any period ending before the Effective Date or the pre-Closing portion of any Straddle Period, including any imposition of any income Tax deficiencies.
               (iii) Neither DGI nor the Surviving Corporation may amend or cause the amendment of a Tax Return of MICO, change an annual accounting period, adopt or change any accounting method, or file or amend any Tax election concerning MICO with respect to any period ending on or prior to the Closing Date without the written consent of WBM. The Surviving Corporation shall, and DGI shall cause the Surviving Corporation to comply, upon request by WBM, cooperate in the preparation of and submission to the proper Tax authority of any amended Tax Return with respect to MICO for any taxable period ending on or before the Effective Date.
               (iv) Any refund of Taxes of MICO, including any interest with respect thereto, attributable, or treated as attributable, to any period that occurs on or before the Effective Date, including the pre-Closing portion of a Straddle Period, shall be the property of the Shareholders, and if DGI or MICO receives such a refund, DGI shall promptly pay such refund to WBM.
               (v) Any payment of Taxes of MICO in excess of those amounts reflected on the Final Closing Balance Sheet, including any interest with respect thereto, attributable or treated as attributable, to any period that occurs on or before the Effective Date, shall be the liability of the Shareholders, and, if any Tax is ultimately determined to be due and payable, WBM shall be solely responsible for the payment of such Tax and shall hold DGI harmless against amounts in excess of those amounts reflected on the Final Closing Balance Sheet, subject to the limitations set forth in Section 10(b) of this Agreement.
               (vi) DGI, MICO, the Shareholders and the Surviving Corporation, as applicable, shall reasonably cooperate, as and to the extent reasonably requested by any such

Party, in connection with the furnishing of information relating to and the filing of Tax Returns of MICO and the Surviving Corporation and any audit, litigation or other proceeding with respect to Taxes of MICO or the Surviving Corporation. Such cooperation shall include signing any Tax Return, amended Tax Returns, claims or other documents necessary to settle any Tax controversy, the retention and, upon the other Party’s request, the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. DGI, MICO, the Shareholders and the Surviving Corporation agree to retain all books and records with respect to Tax matters pertinent to MICO relating to any taxable period beginning before the Effective Date until the expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority.
               (vii) On the Closing Date but effective as of the Effective Date, MICO and WBM shall terminate the Intercompany Tax Allocation Agreement between MICO and WBM dated February 12, 1997 (the “Tax Allocation Agreement”); provided that such termination shall apply only with respect to activity of MICO after the Closing and shall not affect MICO’s obligations under the Tax Allocation Agreement with respect to any period or portion of thereof occurring before the Effective Date. As soon as practicable, but not later than 60 days after the Closing, WBM shall prepare and deliver to DGI a statement (the “Tax Statement”) providing for the final unpaid obligation of MICO through the Closing Date under the Tax Allocation Agreement (the “Final Tax Allocation Obligation”) of MICO. DGI shall pay to WBM, by wire transfer, the amount of the Final Tax Allocation Obligation within 30 Business Days after WBM has delivered such Tax Statement to DGI.
          (e) Directors’ and Officers’ Indemnification and Insurance.
               (i) From and after the Effective Date, DGI shall cause the Surviving Corporation to, to the fullest extent permitted by Law, including to the fullest extent authorized or permitted by any amendments to or replacements of the MBCA and the DGCL adopted after the date of this Agreement that increase the extent to which a corporation may indemnify its officers and directors, indemnify and hold harmless and advance expenses for, provided the Person to whom expenses are advanced provides a reasonable and customary undertaking which shall not include posting of any collateral to repay such advances if it is ultimately determined that such Person is not entitled to indemnification, the present and former directors and officers of MICO or any fiduciaries under any Plan (each a “MICO Indemnified Party”) against any and all costs or expenses, including reasonable attorneys’ fees and expenses, judgments, fines, losses, claims, damages, penalties, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, regulatory or investigative, arising out of, relating to or in connection with any circumstances, developments or matters in existence, or acts or omissions occurring or alleged to occur prior to or at the Effective Date, excluding the approval of this Agreement or the transactions this Agreement contemplates or arising out of or pertaining to the transactions this Agreement contemplates, whether asserted or claimed prior to, at or after the Effective Date.
               (ii) From and after the Effective Date, DGI shall cause the Surviving Corporation to, to the fullest extent permitted by law, including to the fullest extent authorized or permitted by any amendments to or replacements to the MBCA and the DGCL adopted after the date of this Agreement that increase the extent to which a corporation may indemnify its directors and officers, indemnify and hold harmless and advance expenses for, provided the Person to whom the Surviving Corporation advances expenses, provides a reasonable and customary undertaking which shall not include the posting of any collateral to repay such advances if it is ultimately determined that such Person is not entitled to indemnification, the present and former directors and officers of MICO that are not also directors or officers of WBM or any fiduciaries under any Plan against any and all costs or expenses, including reasonable attorneys’ fees and expenses, judgments, fines, losses, claims, damages, penalties, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, regulatory or investigative, arising out of, relating to or in connection with the approval of this Agreement or the transactions this Agreement contemplates or arising out of or pertaining to the transactions this Agreement contemplates, whether asserted or claimed prior to, at or after the Effective Date.
               (iii) The Surviving Corporation shall, and DGI shall cause the Surviving Corporation to, at no expense to the beneficiaries:
                    (A) Upon 30 days’ notice from WBM that WBM is no longer providing directors’ and officers’ liability insurance and fiduciary insurance to the MICO Indemnified Parties, the Surviving Corporation shall provide the MICO Indemnified Parties with directors’ and officers’ liability and fiduciary insurance no less favorable to the MICO Indemnified Parties as MICO’s currently existing directors’ and officers’ liability and fiduciary insurance (the “Current Insurance”) with respect to matters existing or occurring at or prior to the Effective Date, including the transactions this Agreement contemplates. Notwithstanding the foregoing, in no event shall DGI or the Surviving Corporation be required to expend for any such policies contemplated by this Section 6(e)(iii) an annual premium amount in excess of 175% of the annual premiums currently paid by MICO for such insurance; provided further that if the annual premiums of such insurance coverage exceed such amount, DGI or the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.
                    (B) The Organizational Documents of the Surviving Corporation shall include provisions for indemnification, advancement of expenses and exculpation of the MICO Indemnified Parties on terms and conditions that are substantially equivalent as those set forth in the Organizational Documents of MICO in effect on the date of this Agreement. Following the Effective Date, the Surviving Corporation shall, and DGI shall cause the Surviving Corporation to, maintain in effect the provisions in the MICO Organizational Documents providing for indemnification, advancement of expenses and exculpation of MICO Indemnified Parties, as applicable, with respect to the facts or circumstances occurring at or prior to the Effective Date, to the fullest extent permitted from time to time under applicable Law, which provisions shall not be amended except as required by applicable Law or except to make changes permitted by applicable Law that would enlarge the scope of the MICO Indemnified Parties’ indemnification rights thereunder.
                    (C) If DGI or the Surviving Corporation or any of their respective successors or assigns [a] consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or [b] transfers all or substantially all of its properties and assets to any Person, then, and in each such case, DGI shall cause proper provisions to be made prior to the consummation of any transaction of the type described in clause [a] or clause [b] of this sentence so that the successors and assigns of DGI or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 6(e).
                    (D) This Section 6(e) is intended for the irrevocable benefit of, and to grant third party rights to, the MICO Indemnified Parties and shall be binding on all successors and assigns of DGI and the Surviving Corporation. Each MICO Indemnified Party shall be a third party beneficiary of this Section 6(e), and entitled to enforce the covenants contained in this Section 6(e). If any MICO Indemnified Party makes any claim for indemnification or advancement of expenses under this Section 6(e) that is denied by DGI and/or the Surviving Corporation, and a court of competent jurisdiction determines that the MICO Indemnified Party is entitled to such indemnification, then DGI or the Surviving Corporation shall pay such MICO Indemnified Party’s costs and expenses, including reasonable legal fees and expenses, incurred in connection with pursuing such claim against DGI and/or the Surviving Corporation. The rights of the MICO Indemnified Parties under this Section 6(e) shall be in addition to any rights such MICO Indemnified Parties may have under the Organizational Documents of MICO, the Organizational Documents of the Surviving Corporation or under any applicable contracts, insurance policies or Laws.
          (f) Employee Matters.
               (i) Until the six-month anniversary of the Effective Date (the “Benefits Continuation Period”), the Surviving Corporation shall provide, or cause to be provided, for those employees of MICO who continue as employees of the Surviving Corporation during all or a portion of the Benefits Continuation Period (the “Continuing Employees”), compensation, including base salary, bonus and other cash based incentive compensation and the value of equity based incentive compensation, and employee benefits that in the aggregate, with any bonus or other incentive compensation measured at target for this purpose, but excluding the full amount of any retention bonuses WBM or MICO have agreed to pay to any of MICO’s executive officers in connection with the transactions this Agreement contemplates, shall not be any less favorable than the compensation and employee benefits provided by MICO to the Continuing Employees immediately prior to the date of this Agreement. Notwithstanding the foregoing, at and following the Effective Date, the Surviving Corporation shall continue to honor, and shall continue to discharge its contractual obligations under, the following MICO employee benefit plans as in effect on the date of this Agreement (in accordance with any modifications or amendments described below):
                    (A) the MICO 2009 Long-Term Incentive Plans which provide for the payment of benefits through 2011; and
                    (B) the MICO 2010 Long-Term Incentive Plans which provide for the payment of benefits through 2012, subject to the condition that the 2010 Plans would terminate effective December 31, 2010, the maximum payout under the 2010 Plans would be one-third of the incentive amount for the 2010 Plan year results and any incentive compensation earned under the 2010 Plans would be paid in the first quarter of 2011.
                    Nothing herein shall be deemed to be a guarantee of employment for any current or former employee of MICO, or other than as provided in any applicable employment agreement or other contract, to restrict the right of DGI or the Surviving Corporation to terminate any such employee or to give any person any right to any specific terms or conditions of employment.
               (ii) DGI shall [a] waive any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare benefit plan of the Surviving Corporation, except for the short and long term disability benefit plans of the Surviving Corporation or any of its Affiliates, which Plans, however, will recognize prior service for purposes of meeting the time requirements in those Plans’ preexisting condition exclusions; provided, however, any such preexisting condition exclusion shall not apply to preclude a Continuing Employee who had previously received disability benefits under the MICO disability plan prior to the Effective Date from receiving coverage for the same condition, as determined using the same criteria as the MICO disability plan, following the Effective Date, that a Continuing Employee is eligible to participate in following the Effective Date to the extent such exclusions or waiting periods were inapplicable to, or had been satisfied by, such Continuing Employee immediately prior to the Effective Date under the analogous MICO Benefit Plan in which such Continuing Employee participated, [b] provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Date, to the same extent such credit was given under the analogous MICO Benefit Plan prior to the Effective Date, in satisfying any applicable deductible or out of pocket requirements, and [c] recognize service prior to the Effective Date with MICO for purposes of eligibility to participate and vesting and level of benefits, but not for purposes of benefits accrual under any defined benefit pension plan or levels of benefits or entitlement to eligibility or coverage under any post retirement medical plan, to the same extent such service was recognized by MICO under the analogous MICO Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Date; provided that the foregoing shall not apply to the extent it would result in any duplication of benefits for the same period of service.
               (iii) DGI shall cause each such plan to (A) waive any pre-existing conditions limitations to the extent such conditions are covered under the applicable medical, dental or health plan of DGI and (B) waive any waiting period limitation or evidence of insurability that would otherwise be applicable to such employee or dependent on or after the Effective Date to the extent such employee or dependent had satisfied any similar limitation or requirement under an analogous MICO plan prior to the Effective Date.
               (iv) With respect to matters described in this Section 6(f), MICO shall consult with DGI, and consider in good faith the advice of DGI, prior to sending any material notices or other material communication materials to its employees or former employees. Prior to the Effective Date, subject to applicable Law, MICO shall provide DGI with reasonable access to such employees and contact information for former employees for purposes of DGI providing reasonable notices or other communication materials regarding DGI compensation and benefit plans and the matters described in this subsection, provided that such notices or other communication materials are reasonably approved in advance by MICO.
               (v) MICO agrees that prior to the Closing Date, it will take all actions necessary to commence the termination of its employee stock ownership plan.
          (g) MICO Principal Office. For a period of five years from the Closing Date, DGI will not take any action to relocate the principal office of MICO from Grand Rapids, Michigan.
          (h) Loss and Adjusting Reserves Guarantee.
               (i) WBM hereby guaranties DGI against any deficiency in excess of $1.0 million in the case basis loss reserves, reserves for incurred but not reported losses and reserves for allocated loss adjustment expenses of MICO (collectively, the “Reserves”) that are provided for on the Final Closing Balance Sheet based on a final actuarial review of the development of the Reserves, if any. Such actuarial review shall be conducted in preliminary form annually within 60 days of the anniversary of the Effective Date with a final actuarial review and report being rendered within 60 days as of the third anniversary of the Effective Date (the “Final Redetermination Date”). WBM shall make any guarantee payment due DGI within 10 Business Days after the final determination of the amount thereof as provided in this subsection (h). This guarantee shall be the exclusive remedy of WBM with respect to the Reserves.
               (ii) DGI agrees to pay to WBM 50% of any redundancy in excess of $1.0 million in the Reserves that are provided for on the Final Closing Balance Sheet based upon an actuarial review of the development of the Reserves rendered within 60 days of the Final Redetermination Date, if any. DGI shall pay any such payments to the Paying Agent within 10 Business Days after the final determination thereof as provided in this subsection (h).
               (iii) Annually, DGI shall cause Huggins Actuarial Services, Inc. (the “Actuary”) to prepare an actuarial review within 60 days of each anniversary of the Effective Date and the results shall be submitted to WBM and DGI upon completion in the form of a certified actuarial report (each an “Annual Actuarial Report”). With the exception of the final report rendered on the Final Redetermination Date, which final report shall be subject to the dispute resolution procedures set forth in this subsection (h), each annual report shall be deemed by WBM and DGI to be preliminary in form and shall not be binding on the parties. Each Annual Actuarial Report shall consist of an actuarial redetermination as of each anniversary of the Effective Date, of (i) the Reserves for liabilities of MICO incurred on or before the Effective Date, (ii) a determination of the amount of reinsurance with respect to such liabilities and (iii) a determination of the losses and loss adjustment expenses paid, net of proceeds collected from reinsurance purchased by MICO prior to the Effective Date, by MICO during the period between the Closing Date and the respective anniversary of the Effective Date with respect to liabilities incurred prior to the Effective Date, which review shall be conducted by the Actuary (x) using its independent judgment based on prevailing facts, circumstances and trends, (y) in accordance with generally accepted actuarial standards and principles and (z) to the extent not inconsistent with the foregoing, in a manner and applying a method consistent with the determination of the Reserves in MICO’s 2009 Annual Statements. Each Annual Actuarial Report shall be accompanied by:
                    (A) a schedule that shows the composition of the Reserves, net of reinsurance purchased by MICO prior to the Effective Date, in respect of losses incurred by MICO on or before the Effective Date and in respect of the development of such losses after the Effective Date;
                    (B) a reconciliation of the amounts included in such schedule to the Reserves included, or to be included, in the Annual Statements of MICO filed, or to be filed, with the state regulatory authorities after the Effective Date; and
                    (C) a calculation of any payment required to be made in accordance with this subsection (h).

               (iv) If WBM objects to the final report rendered on the Final Redetermination Date (a “Dispute”), WBM shall give DGI a written notice of a Dispute (a “Dispute Notice”) which notice shall be rendered within 30 days after the receipt by WBM of the final Annual Actuarial Report rendered as of the Final Redetermination Date (the “Dispute Period”). Such Dispute Notice shall set forth in reasonable detail the elements and amounts to which it objects and the basis for such objection. DGI shall within 30 days after receipt of such Dispute Notice, attempt to resolve such Dispute and agree in writing upon the final content of the respective Annual Actuarial Report and upon the amount of any guarantee payment to be made by WBM to DGI and shall also provide the information required by paragraph (d) of this subsection (h). In the event that WBM and DGI are unable to resolve any Dispute within such 30-day period, then the Dispute shall immediately be submitted to an independent actuary (the “Arbiter”) for resolution. Within 30 days from the date that any such dispute is submitted to the Arbiter, the Arbiter shall deliver to DGI and WBM a written report setting forth (i) the Arbiter’s determination of any guarantee payment to be made by WBM to DGI, if any, as of such Anniversary of the Effective Date and (ii) the Arbiter’s determination of the amount of the fees and expenses of the Arbiter arising from such Dispute and the appropriate apportionment thereof among the parties hereto which in the absence of a frivolous claim by either party shall be evenly split. Such report shall be final and binding on the parties to this Agreement with respect to the Dispute. If WBM fails to give written notice of a Dispute within the Dispute Period, the Actuarial Report rendered as of the Final Anniversary of the Effective Date shall be deemed to have been accepted in the form in which it was delivered and shall be final and binding upon the parties with respect to the Dispute in the absence of fraud or manifest error. The fees and expanses of the Actuary and the Arbiter in connection with the services each may provide pursuant to this subsection (h) shall be shared equally by WBM and DGI.
               (v) Following the Closing, upon the delivery of reasonable prior written notice, WBM may review, once each calendar year, claims payments, expenses, reinsurance and other matters directly relating to the Reserves. In that regard, DGI shall, and shall cause its and MICO’ officers, employees and auditors to:
                    (A) afford the officers, employees, agents, accountants, actuaries and representatives of WBM reasonable access, for a period not to exceed 10 Business Days, during normal business hours and upon reasonable advance written notice, to the relevant offices, employees, properties, books and records of MICO; and
                    (B) during the review period provided for in clause [a], upon the reasonable written request of WBM, furnish to the officers, employees, accountants, actuaries and representatives of WBM such additional financial and operating data and other information regarding claims payments, expenses, reinsurance and other matters directly relating to the Reserves as are available to MICO or DGI.

               (vi) WBM’s guarantee in this subsection (h) shall expire on the making of any guarantee payment required by the third Annual Actuarial Report.
               (vii) Notwithstanding anything contained in this subsection (h) to the contrary, in the event that all of the Reserves are, within the three-year period referenced in subsection (i) actually paid by MICO and DGI provides evidence of the same, then in such event WBM shall begin to make payments to DGI to the extent that such Reserves are actually paid and are in excess of the $1.0 million threshold referenced in this subsection (h). DGI shall nonetheless cause MICO to provide the reports referenced in this subsection (h).
               (viii) During the period commencing on the date of this Agreement and ending on the date on which the Annual Actuarial Report issued in connection with the Final Redetermination Date is delivered to WBM, except as required by this Agreement, each of the Parties to this Agreement agrees that it shall not engage the Actuary for the performance of any services, nor engage, nor promise to engage, the Actuary for any services commencing following such period.
          (i) Non-Disclosure and Non-Solicitation.
               (i) In connection with the Merger and to protect the business and goodwill of MICO, WBM agrees that, for a period commencing on the date of this Agreement and ending on the third anniversary of the Effective Date, neither WBM nor any Affiliate of WBM shall induce or attempt to persuade any employee of MICO to terminate such employment with MICO in order to enter into employment with WBM or any such Affiliates provided, however, that this covenant shall not prohibit WBM or its Affiliates from hiring such employees in the event that an employee responds to an advertisement for employment that is not directed at such employee.
               (ii) In furtherance of the Merger and to protect the business and goodwill of MICO, WBM agrees, on behalf of itself and all of its Affiliates, that for a period commencing on the date of this Agreement and ending on the fifth anniversary of the Effective Date, neither WBM nor any other Affiliate of WBM shall disclose any information, in whatever form or whether now or later in its possession, with respect to the policyholders or the agents of MICO, except as related to those policyholders and agents that WBM has in common with MICO; provided, however, that the restrictions of this subsection (i)(ii) shall not apply to the following information: (A) information that comes into the public domain by means other than unauthorized disclosure by WBM; (B) information that is required to be disclosed in a judicial or administrative proceeding, provided that WBM provides DGI written notice as soon as reasonably practicable in advance of such disclosure so that DGI has an opportunity to object to such disclosure or take action to assure the confidential handling of such information, (C) information that is rightfully received by WBM from a third party which WBM neither knows or has a reason to know is under a duty of confidentiality at the time of disclosure or (D) information that is approved for release and disclosure by the written authorization of DGI.
               (iii) In consideration of the Merger, WBM, on behalf of itself and any Affiliate, agrees, for a period commencing on the date of this Agreement and ending on the fifth anniversary of the Effective Date, not to offer any property and casualty insurance in the State of Michigan other than the current lines of property and casualty insurance offered by NSI and any coverages incidental to policies WBM or NSI issues to insureds in other states which have incidental locations in Michigan. DGI agrees that NSI may offer new programs as long as these new programs are not programs currently written by WBM commercial lines or personal lines and are programs offered in other NSI states. The non-solicitation provisions in this Section 6(j) shall not limit WBM’s ability to make changes in NSI products offered in markets outside of Michigan.
               (iv) Without limiting the right of DGI and any of its successors or assigns to pursue all other legal and equitable rights available to any of them for violation of the covenants set forth in this subsection (i) by MICO, MICO agrees that other remedies cannot fully compensate DGI and its successors and assigns for such a violation and that DGI and its successors and assigns shall be entitled to injunctive relief to prevent violation or continuing violation hereof. It is the intent and understanding of each party hereto that if, in any action before any court or agency legally empowered to enforce this covenant, any term, restriction, covenant or promise is found to be unreasonable and for that reason unenforceable, then such term, restriction, covenant or promise shall be deemed modified to the extent necessary to make it enforceable by such court or agency.
          (j) Use of Trademarks. From and after the Closing Date, except as permitted or required by applicable Law, neither WBM nor any Affiliate nor any officer, director or employee of WBM shall have the right to use any of the trademarks, trade names or applications therefor heretofore used or owned by MICO or to use any trademarks or trade names similar thereto or designs imitative thereof, except as officers or agents of MICO in connection with their businesses prior to the Closing Date.

     7. Appointment of WBM.
          (a) Powers of Attorney. Each of the Shareholders, by his, her or its acceptance of the Merger Consideration, irrevocably constitutes and appoints WBM to act as such Person’s true and lawful attorney in fact and agent and authorizes WBM acting for such Person and in such Person’s name, place and stead, in any and all capacities to do and perform every act and thing required or permitted to be done in connection with the transactions this Agreement contemplates, as fully to all intents and purposes as such Person might or could do in person, including, without limitation:
               (i) to direct distribution of the Merger Consideration in accordance with Section 2;
               (ii) to receive and direct distribution of the Purchase Price Escrow Amount in accordance with Section 2;
               (iii) to take any and all action on behalf of the Shareholders from time to time as WBM may deem necessary or desirable to fulfill the interests and purposes of this Section 7(a) and to engage agents and representatives, including accountants and legal counsel, to assist in connection therewith;
               (iv) to take any and all action on behalf of the Shareholders from time to time as WBM may deem necessary or desirable, to prepare or cause to be prepared and file or cause to be filed any Tax Return as contemplated by Section 6(d), to amend this Agreement and to make or enter into any waiver, amendment, agreement, opinion, certificate or other document contemplated hereunder;
               (v) to deliver all notices required to be delivered by the Shareholders; and
               (vi) to receive all notices required to be delivered to the Shareholders.
               In furtherance of the foregoing and the appointment of WBM herein made, each Shareholder, fully and without restriction: [a] agrees to be bound by all notices received and agreements and determinations made by and documents executed and delivered by WBM under this Agreement, and [b] authorizes WBM to [i] deliver to DGI all certificates and documents to be delivered to DGI by the Shareholders pursuant to this Agreement, together with any certificates and documents executed by the Shareholders and deposited with WBM for such purpose, [ii] dispute or refrain from disputing any Claim made by DGI under this Agreement, [iii] negotiate, compromise and settle any dispute which may arise under this Agreement, [iv] pay any amounts due DGI under this Agreement, [v] exercise or refrain from exercising any remedies available to the Shareholders under this Agreement, [vi] sign any releases or other documents with respect to any such dispute or remedy, [vii] waive any condition contained in this Agreement, [viii] give such instructions and do such other things and refrain from doing such other things as WBM, in its sole discretion, deems necessary or appropriate to carry out the provisions of this Agreement, [ix] receive all amounts payable by DGI to the Shareholders hereunder on behalf of the Shareholders and, subject to clauses [x], [xi] and [xii], pay to each Shareholder each Shareholder’s share of such amounts, [x] pay out of funds coming into the hands of WBM from DGI, all fees and expenses of the Shareholders incurred in connection with the transactions this Agreement contemplates, including, without limitation, the fees and expenses of counsel, accountants, brokers and other professional advisors retained by or on behalf of the Shareholders, or any of them, in connection with such transactions, [xi] retain such counsel, accountants and other professional advisors as WBM reasonably deems necessary to assist it in the performance of its duties hereunder and pay the fees, costs and expenses thereof out of the funds coming into the hands of WBM and [xii] retain out of funds coming into the hands of WBM from DGI such amounts as WBM, in its sole discretion, deems appropriate to be held as reserves for expected or potential future expenses or liabilities of the Shareholders hereunder and pay such amounts to such parties as it deems appropriate.
               Each of the Shareholders, by his, her or its acceptance of the Merger Consideration, grants unto said attorney in fact and agent full power and authority to do and perform each and every act and thing necessary or desirable to be done in connection with the matters described, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that WBM may lawfully do or cause to be done by virtue hereof. Each of the Shareholders further acknowledges and agrees that upon execution of this Agreement, any delivery by WBM of any waiver, amendment, agreement, opinion, certificate or other documents executed by WBM pursuant to this Section 7, such Shareholder shall be bound by such documents as fully as if such Shareholder had executed and delivered such documents.
          (b) Liability of WBM. WBM shall not have by reason of this Agreement a fiduciary relationship in respect of any Shareholder. WBM shall not be liable to any Shareholder for any action taken or omitted by it hereunder or under any other document hereunder, or in connection therewith, except that WBM shall not be relieved of any liability imposed by Law for gross negligence or willful misconduct. WBM shall not be liable to any Shareholder for any apportionment or distribution of payments made by it in good faith, and if any such apportionment or distribution is subsequently determined to have been made in error, the sole recourse of any Shareholder to whom payment was due, but not made, shall be to recover from other Shareholders any payment in excess of the amount to which they are determined to have been entitled. WBM shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement. Each of the Shareholders acknowledges and agrees that WBM shall not be obligated to take any actions and shall be entitled to take such actions as WBM deems appropriate in WBM’s sole discretion.

          (c) Actions of WBM. By his, her or its acceptance of the Merger Consideration, each Shareholder agrees that DGI shall be entitled to rely on any action taken by WBM on behalf of the Shareholders pursuant to Section 7(a) (each, an “Authorized Action”), and that each Authorized Action shall be binding on each Shareholder as fully as if such Person had taken such Authorized Action.
          (d) Letter of Transmittal. The Letter of Transmittal shall contain an affirmation of the provisions of this Section 7.
     8. Conditions to Obligation to Close.
          (a) Conditions to Obligation of Each Party. The respective obligations of WBM, MICO, DGI and Merger Sub to effect the Merger are subject to the satisfaction or, to the extent permitted by Law, waiver on or prior to the Closing Date of the following conditions:
               (i) Shareholder Approval. MICO shall have obtained the Requisite Shareholder Vote.
               (ii) Transaction Approvals. The parties shall have received the Transaction Approvals without any conditions or restrictions that would, individually or in the aggregate, be reasonably likely to have a material adverse effect on the business of DGI or MICO, any applicable waiting periods shall have terminated or expired.
               (iii) No Injunctions or Restraints; Illegality. No Law shall be in effect and no temporary restraining Order, preliminary or permanent injunction or other Order issued by any Governmental Authority of competent jurisdiction shall have been issued and remain in effect that has the effect of making consummation of the Merger illegal or otherwise prohibiting consummation of the Merger; provided that prior to asserting this condition, the Party asserting this condition shall have used its commercially reasonable efforts to prevent the entry of any such temporary restraining Order, injunction or other Order, including taking any and all actions required to comply with Section 5(a) and to appeal promptly any temporary restraining Order, injunction or other Order that may be entered.
               (iv) Certificates of Merger. DGI shall have filed the Certificates of Merger with the DELEG and the Office of the Secretary.
          (b) Conditions to Obligation of DGI and Merger Sub. The obligations of DGI and Merger Sub to effect the Merger are further subject to the satisfaction or, to the extent permitted by Law, waiver by DGI, on or prior to the Closing Date of the following additional conditions:

               (i) No Misrepresentation or Breach of Covenants and Warranties. There shall have been no material breach by WBM or MICO in the performance of any of their respective covenants and agreements herein, each of the representations and warranties of WBM or MICO contained or referred to in this Agreement that is qualified by materiality shall be true and correct on the Closing Date as though made on the Closing Date and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on the Closing Date as though made on the Closing Date (except as otherwise set forth in the MICO Disclosure Schedule) that for the year ended December 31, 2009, all of the assets described in MICO’s Annual Statement (the “Annual Statement”) for the year ended December 31, 2009 were the absolute property of MICO, free and clear from any liens or claims thereon, except as described in the Annual Statement together with the related exhibits, schedules and explanations contained in such Annual Statement, and that the Annual Statement, together with the related exhibits, schedules and explanations contained, annexed or referenced in the Annual Statement or annexed or referred to, is a full and true statement of all of the assets and liabilities and of the condition and affairs of MICO as of the reporting period stated above, and of its income and reduction therefrom for the period ended, and have been completed in accordance with the NAIC Annual Statement Instructions and Accounting Practices and Procedures manual. There shall have been delivered to DGI a certificate or certificates to that effect, dated the Closing Date, and signed by an officer of each of WBM or MICO.
               (ii) No Changes in or Destruction of Property. There shall not have been, between the date hereof and the Closing Date, (A) any change, condition, event or development that, individually or in the aggregate, would constitute a MICO Material Adverse Effect as to MICO, (B) no adverse federal, state or local legislative or regulatory change affecting in any material respect the services or business of MICO that would constitute a MICO Adverse Effect as to MICO, (C) no material damage to any Leased Real Property or material assets of MICO by fire, flood, casualty, act of God or the public enemy or other cause, regardless of insurance coverage for such damage, so as to impair in any material respect the ability of MICO to render services or continue operations and (D) no material and adverse development or proceeding affecting the MICO Permits in each of the states listed in Schedule T of its Annual Statement for the year ending December 31, 2009. There shall have been delivered to DGI a certificate, dated the Closing Date, and signed on behalf of each of WBM or MICO to the effect that between the date hereof and the Closing Date there has been no such MICO Adverse Effect as to MICO as stated in clause (A) hereof, no such material damage as stated in clause (C) hereof and no adverse licensing development as stated in clause (D) hereof.
               (iii) Legal Matters.
                    (A) Filings. All Transaction Approvals required to be obtained prior to the Closing Date shall have been obtained and not rescinded or adversely modified or limited as set forth in the proviso or, if merely required to be filed, such filings shall have been made and accepted, and all waiting periods prescribed by applicable Law shall have expired or been terminated in accordance with applicable Law; provided that such approvals shall not contain any conditions or limitations that compel or seek to compel MICO to dispose of all or any material portion of its business or Assets or impose or seek to impose any material limitation on the ability of MICO to conduct its business or own its Assets after the Closing Date in substantially the same manner as it currently conducts its business or owns its Assets.
                    (B) No Order entered or Law promulgated or enacted by any Governmental Authority shall be in effect that would prevent the consummation of the Merger or the other transactions this Agreement contemplates, and no Proceeding brought by a Governmental Authority shall have been commenced and be pending which seeks to restrain, prevent or materially delay or restructure the transactions contemplated hereby or which otherwise questions the validity or legality of any such transactions.
               (iv) Additional Claims. There shall have been delivered to DGI a certificate, dated the Closing Date, and signed by an officer of each of WBM or MICO describing all corporate, non-insurance related actions, suits, proceedings or investigations pending or threatened against MICO up to the Closing Date other than actions, suits, proceedings or investigations not described in the MICO Disclosure Schedule that could reasonably be expected to result in a material adverse change in MICO’s properties, business or assets or that questions the validity of this Agreement or any action taken by WBM or MICO pursuant to this Agreement.
               (v) Minimum MICO Surplus. The policyholders surplus of MICO, determined in accordance with SAP, shall be not less than $30 million as of October 31, 2010.
               (vi) Escrow Agreement. Each of WBM or MICO and the Escrow Agent shall have duly executed the Escrow Agreement in substantially the form of Appendix D hereto and furnished DGI with a conformed copy thereof.
               (vii) Trust Agreement. Each of WBM and the Trustee shall have duly executed and delivered the Trust Agreement in substantially the form of Appendix E hereto to DGI as well as a certificate from the Trustee to the effect that DGI and WBM shall have made the deposit with the Trustee in the amount the of the Trust Agreement. The Trustee shall furnish DGI with a conformed copy of the Trust Agreement evidencing that WBM has made the required deposit with the Trustee.
               (viii) Simultaneous Closing of Surplus Note. The closing of the Surplus Note Purchase Agreement between DMIC and WBM in the form of Appendix F to this Agreement providing for the purchase of the Surplus Note of MICO by DMIC from WBM shall occur simultaneously with the Closing of the transactions this Agreement contemplates.

          (c) Conditions to Obligations of MICO. The obligations of MICO to effect the Merger are further subject to the satisfaction or, to the extent permitted by Law, waiver by MICO, on or prior to the Closing Date of the following conditions:
               (i) Representations and Warranties. Each of the representations and warranties of DGI and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any qualification or limitation as to “materiality” or “DGI Material Adverse Effect” set forth therein) would not, individually or in the aggregate, reasonably be expected to have a material adverse effect.
               (ii) Performance of Obligations of DGI and Merger Sub. Each of DGI and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required to be performed by each of them under this Agreement at or prior to the Closing.
               (iii) Officer’s Certificate. MICO shall have received a certificate from an executive officer of DGI confirming the satisfaction of the conditions set forth in Sections 8(c)(i) and 8(c)(ii).
               (iv) WBM Reinsurance Agreements. All of WBM’s rights and obligations pursuant to any Quota Share Reinsurance Contract between MICO and WBM (the “WBM Reinsurance Agreements”) shall remain in full force and effect with respect only to those MICO insurance policies with an initial effective date prior to the Effective Date of this Agreement. The WBM Reinsurance Agreements shall terminate as of the Effective Date without any further action by WBM or MICO on a run-off basis. As of the Effective Date, pursuant to the Trust Agreement in the form of Appendix E, WBM shall have deposited pursuant to such Trust Agreement that amount as is sufficient to secure the payment of MICO’s unearned premiums and unpaid losses and loss adjustment expenses that WBM has assumed as of the Effective Date pursuant to the WBM Reinsurance Agreements.
               (v) NSI Reinsurance Agreement. MICO and WBM shall have entered into a quota reinsurance agreement in the form of Appendix C to this Agreement whereby MICO agrees to reinsure business written by NSI, a division of WBM, in Michigan through MICO’s agencies for a minimum period of two years following the Effective Date (the “NSI Reinsurance Agreement”).
               (vi) Payment of Merger Consideration. DGI shall have paid the Preliminary Merger Consideration to the Paying Agent.

               (vii) Purchase of Surplus Note. DMIC shall have purchased from and paid WBM for that certain Surplus Note in the face amount of $5.0 million dated January 24, 2002 issued to WBM Corporation and MICO for an amount equal to the unpaid principal and interest due thereunder. In exchange for such payment, WBM shall assign all rights under the Surplus Note to DMIC upon its receipt of approval from the State of Michigan regarding the transfer of ownership of the Surplus Note.
               (viii) MICO Reinsurance Programs. MICO shall continue to participate in its existing excess of loss and catastrophe reinsurance programs on the same terms and conditions as in place as of the date of this Agreement with WBM and external reinsurers through December 31, 2010, at which time MICO’s participation in such programs shall terminate on a cut-off basis. In the event any losses incurred on or before December 31, 2010 result in an obligation to pay any reinstatement premiums or profit-sharing refunds to any reinsurers, WBM and MICO shall allocate said obligations between them on a pro-rata basis in proportion to the losses of WBM and MICO that give rise to the obligation.
          (d) Frustration of Closing Conditions. None of WBM, MICO, DGI or Merger Sub may rely on the failure of any condition set forth in this Section 8 to be satisfied if such Party’s failure to act in good faith or to use its reasonable best efforts to consummate the transactions this Agreement contemplates in accordance with Section 5(a) has been a principal cause of the failure of such condition to be satisfied.
     9. Termination of this Agreement.
          (a) Termination. This Agreement may be terminated and the transactions this Agreement contemplates may be abandoned at any time prior to the Closing Date, whether before or after receipt of the Requisite Shareholder Vote, with any termination by DGI also being an effective termination by Merger Sub, as follows:
               (i) by mutual written consent of DGI and MICO;
               (ii) by either DGI or MICO, if:
                    (A) the Merger shall not have been consummated on or before January 1, 2011 (the “Initial Outside Date”); provided, however, that if on the Initial Outside Date any of the conditions to Closing set forth in Section 8(a)(ii), Section 8(a)(iii) and Section 8(b)(iii) shall not have been satisfied but all other conditions to Closing set forth in Section 8 shall be satisfied or capable of being satisfied, then the Initial Outside Date shall be extended to April 1, 2011 if DGI or MICO notifies the other in writing on or prior to the Initial Outside Date of its election to extend the Initial Outside Date (as so extended, the “Outside Date”);
                    (B) any Governmental Authority of competent jurisdiction issues an Order or takes any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such Order or other action shall have become final and non-

appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9(a)(ii)[b] shall not be available to any party whose failure to act in good faith or to use its commercially reasonable efforts to consummate the transactions this Agreement contemplates has been a principal cause of the application or imposition of such Order or action; or
                    (C) the Requisite Shareholder Vote shall not have been obtained upon a vote taken thereon at the Special Meeting or at any adjournment or postponement thereof.
               (iii) by DGI if MICO or WBM shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform [a] is incapable of being cured by MICO by the Outside Date or [b] if capable of being cured, has not been cured by MICO within 45 days following written notice to MICO from DGI or Merger Sub of such breach, which notice states DGI’s intention to terminate this Agreement pursuant to this Section 9(a)(iii), and, in each case, would result in a failure of any condition set forth in Section 8(b)(i) or Section 8(b)(ii).
               (iv) by MICO if DGI or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform [a] is incapable of being cured by DGI or Merger Sub, as the case may be, by the Outside Date or [b] if capable of being cured, has not been cured by DGI or Merger Sub, as the case may be, within forty five (45) days following written notice to DGI or Merger Sub, as the case may be, from MICO of such breach, which notice states MICO’s intention to terminate this Agreement pursuant to this Section 9(a)(iv), and, in each case, would result in a failure of any condition set forth in Section 8(c)(i) or Section 8(c)(ii).
          (b) Effect of Termination. In the event of any termination of this Agreement as provided in Section 9(a), the obligations of the Parties shall terminate and there shall be no liability on the part of any Party with respect thereto, except for the confidentiality provisions of Section 5(d) and the provisions of Sections 3(d) and the provisions of Sections 3(d) and 4(f), this Section 9(b), Section 9(c) and Section 10, each of which shall survive the termination of this Agreement and remain in full force and effect; provided, however, that neither DGI nor MICO shall be released from any liabilities or damages arising out of any willful or intentional breach of any representation or warranty, covenant or agreement under this Agreement or fraud, prior to such termination.
          (c) Reimbursement of Expenses. If this Agreement is terminated pursuant to Section 9(a)(i), 9(a)(ii)[a] and 9(a)(ii)[b], no Party shall have any liability or obligation to the other Party to this Agreement as a result of such termination. If this Agreement is terminated pursuant to Sections 9(a)(ii)[c], 9(a)(iii) and 9(a)(iv), the non breaching Party shall be entitled to recover its costs, fees, and expenses which are incurred in connection with the negotiation of the transactions this Agreement contemplates, up to a maximum amount of $300,000. In the event that a condition precedent to its obligations is not satisfied, nothing contained herein shall be deemed to require any Party to terminate this Agreement, rather than to waive such condition precedent and proceed with the transactions this Agreement contemplates or permit the other Party additional time to attempt to satisfy such condition precedent.
          (d) Procedure for Termination. If this Agreement is terminated as provided herein, each Party shall redeliver all documents, workpapers and other material of the other Party relating to the transactions this Agreement contemplates whether so obtained before or after execution hereof, to the Party furnishing the same. A termination of this Agreement pursuant to Section 9(a) shall, in order to be effective, require in the case of each of DGI and Merger Sub, action by its board of directors or, to the extent permitted by Law, the duly authorized designee of its board of directors, and in the case of MICO, to the extent permitted by Law, action by the Board of Directors of MICO. Termination of this Agreement prior to the Effective Date shall not require the approval of the shareholders of MICO. A terminating Party shall provide written notice of termination to the other Parties specifying with reasonable particularity the basis for this termination. If more than one provision in Section 9(a) is available to a terminating Party in connection with a termination, a terminating Party may rely on any or all available provisions in Section 9(a) for any termination.
     10. Indemnification.
          (a) Indemnification by the Shareholders. Notwithstanding the Closing, but subject to the limitations set forth in this Agreement, the Shareholders shall indemnify, defend and hold DGI and Merger Sub and their respective directors, officers, employees and shareholders (collectively, the “DGI Indemnified Parties”) harmless from and against any damages, liabilities, losses, costs or deficiencies, including, but not limited to, reasonable attorneys’ fees and other costs and expenses incident to proceedings or investigations, or the defense or settlement of any claim, but not including lost profits, diminution in value, incidental, consequential or punitive damages, (collectively, the “DGI Damages”) arising out of, resulting from or relating to: (i) any inaccuracy in or breach of the representations and warranties of MICO set forth in Section 3 of this Agreement and (ii) any failure of (A) MICO or the Shareholders to duly perform or observe any covenant or agreement to be performed or observed by MICO or the Shareholders pursuant to Section 5 of this Agreement or (B) the Shareholders fail to duly perform or observe any covenant or agreement to be performed or observed by the Shareholders pursuant to Section 6 of this Agreement.
          (b) Limitations on the Shareholders’ Indemnification Obligations.
               (i) Except in the case of fraud, no demand or claim for indemnification pursuant to Section 10(a) shall be made later than the date that is twelve months after the Effective Date, except that [a] claims for indemnification for breaches of the representations and warranties set forth in the first sentence of Section 3(a)(i), the first sentence of Section 3(a)(ii), Section 3(e), and Section 3(h) shall survive the Effective Date indefinitely, and [b] claims for indemnification for breaches of the representations and warranties set forth in Section 3(l) and Section 3(u) shall survive the Closing for the applicable statutes of limitations, including any periods of waiver or extension thereof, plus 60 days. The Shareholders’ obligation to indemnify DGI with respect to a claim for a breach of a representation and warranty shall extend, with respect to such claim, beyond the applicable survival period only if DGI asserts such claim by notice in writing to the Shareholders prior to the expiration of such survival period.
               (ii) No indemnification shall be payable by the Shareholders under this Agreement unless and until the aggregate amount of DGI Damages exceeds 1% of the Merger Consideration (the “Basket”). At such time as the aggregate amount of DGI Damages exceeds the Basket, the Shareholders shall be liable to DGI only for such amount of the DGI Damages that exceed the Basket; provided, however, that in no event shall the aggregate liability of the Shareholders for indemnification under this Section 10 exceed 10% of the Merger Consideration. The limitation set forth in this Section 10(b)(ii) shall not apply to claims for DGI Damages based upon a breach of the representations and warranties set forth in the first sentence of Section 3(a)(i) (Organization), the first sentence of Section 3(a)(ii) (Authorization), Section 3(e) (Capitalization) and Section 3(h) (Title to Personal Property) (collectively, the “Fundamental Representations”). Any amounts claimed by or paid to DGI pursuant to this Section 10 in connection with breaches of Fundamental Representations shall not be counted toward the Basket. In no event shall the Shareholders’ aggregate liability with respect to claims based upon a breach of the Fundamental Representations under this Agreement exceed the Merger Consideration.
               (iii) DGI shall not be entitled to indemnification under this Agreement:
                    (A) in connection with any claim for indemnification hereunder with respect to which DGI has a claim, right of indemnification or right of set off against any third party, unless DGI assigns such claim, right of indemnification or right of set off against such third party to the Shareholders;
                    (B) to the extent of the value of any net Tax benefit realized by DGI or MICO in connection with DGI Damages which form the basis of DGI’s claim for indemnification hereunder, as determined pursuant to Section 10(b)(iii);
                    (C) unless DGI has given the Shareholders written notice of such claim, setting forth in reasonable detail the facts and circumstances pertaining thereto prior to the expiration of any applicable survival period hereunder;

                    (D) to the extent of any net insurance proceeds actually received by DGI in connection with the facts giving rise to such indemnification, as determined pursuant to Section 10(b)(iv);
                    (E) to the extent DGI Damages are reflected in the Final Closing Balance Sheet or the calculation of the Final Book Value of MICO; and
                    (F) in connection with any claim for indemnification hereunder with respect to a breach of representation or warranty or breach of covenant [i] if DGI had knowledge of such breach at the time of the breach or, if the Closing occurs, at any time prior to the Closing or [ii] if DGI had knowledge at any time prior to Closing of the facts and circumstances constituting all or part of such breach.
               (iv) The amount of any indemnity provided in this Agreement shall be reduced by the amount of any reduction in Taxes paid or payable by any DGI Indemnified Party or MICO as a result of DGI Damages giving rise to such indemnity claim. If the indemnity amount is paid prior to DGI Indemnified Parties or MICO realizing a reduction in Taxes in connection with DGI Damages giving rise to such payment, and DGI Indemnified Parties or MICO subsequently realize such reduction in Taxes, then DGI Indemnified Parties shall pay to WBM, on behalf of the Shareholders, the amount of such reduction in Taxes, but not in excess of the indemnification payment or payments actually received with respect to such DGI Damages. For purposes of the preceding two sentences, DGI Indemnified Parties or MICO shall be deemed to have realized a reduction in Taxes with respect to a taxable year if, and to the extent that, DGI Indemnified Parties’ or MICO’s cumulative liability for Taxes from the Effective Date through the end of such taxable year, calculated by excluding any Tax items attributable to DGI Damages from all taxable years and excluding any amounts received from the Shareholders for indemnification for such DGI Damages, exceeds DGI Indemnified Parties or MICO’s actual cumulative liability for Taxes through the end of such taxable year, calculated by taking into account any Tax items attributable to the amount of DGI Damages for all taxable years to the extent permitted by relevant Tax Law and treating such Tax items as the last items claimed for any taxable year.
               (v) The amount of any indemnity provided in this Agreement shall be computed net of any insurance proceeds actually received by a DGI Indemnified Party in connection with or as a result of any claim giving rise to an indemnification claim hereunder. If the indemnity amount is paid prior to DGI Indemnified Party’s actual receipt of insurance proceeds related thereto, DGI shall assign its right to such insurance and allow WBM to pursue its collection of such insurance proceeds. In addition, if a DGI Indemnified Party subsequently receives such insurance proceeds, then DGI Indemnified Party shall promptly pay to WBM, on behalf of the Shareholders, the amount of insurance proceeds subsequently received, net of all related costs, expenses and other DGI Damages, but not more, in the aggregate, than the indemnity amount paid by the Shareholders. The Shareholders’ obligation to pay an indemnification claims pursuant to this Agreement in any instance in which insurance is reasonably available to cover the events and circumstances giving rise to the indemnification claim is subject to DGI Indemnified Party first filing a claim under the applicable insurance policies.
               (vi) Except as expressly provided in this Agreement, the Escrow Agreement and the Trust Agreement after the Closing, the Shareholders shall have no obligation or liability to the DGI Indemnified Parties and DGI Indemnified Parties and MICO shall have no claim or recourse against the Shareholders arising out of or in connection with this Agreement or the transactions this Agreement contemplates, it being understood and agreed by the parties that the remedies provided for in this Agreement shall be the sole and exclusive remedies for any such claim for any such matters, whether such claims are framed in contract, tort, violation of Law or otherwise.
               (vii) The Shareholders shall not have any liability under any provision of this Agreement for, and DGI Damages shall not include, any incidental, consequential, including diminution in value or lost profits, exemplary or punitive damages, other than such damages for the benefit of a third party).
          (c) Indemnification by DGI. Notwithstanding the Closing, but subject to the limitations set forth in this Agreement, DGI agrees to indemnify, defend and hold the Shareholders harmless from and against any damage, liability, loss, cost or deficiency (including, but not limited to, reasonable attorneys’ fees and other costs and expenses incident to proceedings or investigations or the defense or settlement of any claim but not including incidental, diminution in value, consequential or punitive damages) (the “Shareholders’ Damages”) arising out of, resulting from or relating to any of the following: (i) any inaccuracy in or breach of the representations or warranties of DGI and the Merger Sub set forth in this Agreement; (ii) any failure to duly perform or observe any term, provision or covenant to be performed or observed by DGI or the Merger Sub pursuant to this Agreement or any agreement to be executed by DGI or the Merger Sub pursuant to the terms of this Agreement; (iii) any and all liabilities relating to MICO or the Surviving Corporation which arise after the Effective Date; and (iv) in connection with the terms of Section 2(b)(vii), any portion of the Payment Fund delivered to DGI pursuant to Section 2(b)(vii).
          (d) Procedure.
               (i) Following the discovery of any facts or conditions which could reasonably be expected to give rise to either DGI’s Damages or the Shareholders’ Damages, the party seeking indemnification under this Agreement (the “Indemnified Party”) shall, within 60 days thereafter, provide written notice to the party from whom indemnification under this Agreement is sought (the “Indemnifying Party”), specifying the factual basis of the claim in reasonable detail to the extent then known by the party seeking indemnification; provided that the failure to give such notice in such time period shall not relieve the

Indemnifying Party of its obligations except to the extent it can show prejudice from such failure.
               (ii) If any Indemnified Party receives notice of any matter involving a third party which, if sustained, could give rise to a claim for indemnification hereunder (a “Third Party Claim”), the Indemnified Party shall within the time specified in Section 10(d)(i), provide written notice to the Indemnifying Party of such matter setting forth with reasonable specificity the facts and circumstances as to which such party has received notice; provided, however, that the Indemnified Party shall in any event give written notice to the Indemnifying Party within such period of time as shall be reasonably necessary to allow the Indemnifying Party to respond to any pleading or other document for which a timely response is required; provided further, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless, and then solely to the extent, the Indemnifying Party is thereby prejudiced.
               (iii) Within 90 days after the Indemnifying Party has received the notice described in Section 10(d)(ii) from the Indemnified Party, or such shorter period as is required to avoid prejudice in any claim, suit or proceeding, the Indemnifying Party shall have the right to assume and thereafter conduct the defense of the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnifying Party must conduct the defense of the Third Party Claim actively and diligently thereafter in order to preserve its rights in this regard; provided further, however, that the Indemnifying Party may not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed, unless the judgment or proposed settlement involves only the payment of money damages, resolves the claim entirely, and does not impose an injunction or other equitable relief upon the Indemnified Party. The Indemnified Party, at its option and expense, shall have the right to participate in any defense undertaken by the Indemnifying Party with legal counsel of its own selection.
               (iv) Unless and until the Indemnifying Party assumes the defense of the Third Party Claim as provided in Section 10(d)(iii), the Indemnified Party may defend against the Third Party Claim in any manner it reasonably deems appropriate.
               (v) In no event shall the Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

               (vi) The Indemnified Party and the Indemnifying Party may agree in writing, at any time, as to the existence and amount of a Third Party Claim, and, upon the execution of such agreement, such Third Party Claim shall be deemed established.
               (vii) The Indemnified Party shall provide all information and assistance reasonably requested by the Indemnifying Party in order to evaluate any Third Party Claim and affect any defense, compromise or settlement thereof.
     11. Miscellaneous.
          (a) Press Releases and Public Announcements. All parties shall work in good faith to agree upon and issue appropriate press releases or public announcements relating to the subject matter of this Agreement prior to or after the Closing.
          (b) Third Party Beneficiaries. Except as contemplated by Section 6(f), this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.
          (c) Entire Agreement. This Agreement, including the documents referred to herein, constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof, other than the Confidentiality Agreement, which shall remain in full force and effect.
          (d) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of DGI and WBM; provided, however, that, unless expressly prohibited hereunder, DGI may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to perform its obligations hereunder, in any or all of which cases DGI nonetheless shall remain responsible for the performance of all of its obligations hereunder.
          (e) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.
          (f) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
          (g) Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given if personally delivered or is sent by registered or certified mail, return receipt requested, postage prepaid, or by reputable overnight courier and addressed to the intended recipient as set forth :
If to MICO:
Michigan Insurance Company
1700 East Beltline N.E., Suite 100
Grand Rapids, MI 49525
Attention: President
Facsimile: 616-447-9603
If to the Shareholders or WBM:
West Bend Mutual Insurance Company
1900 South 18th Avenue
West Bend, WI 53095
Attention: James J. Pauly, Esq.
Facsimile: 262-338-5058
If to DGI:
Donegal Group Inc.
1195 River Road
Marietta, PA 17547
Attention: Donald H. Nikolaus
Facsimile: 717-426-7009
Any party may send any notice, request, demand, claim or other communication hereunder to the intended recipient at the address set forth using any other means, including messenger service, telecopy, telex, ordinary mail or electronic mail, but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.
          (h) Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal Laws of the State of Michigan (i.e., without giving effect to any choice or conflict of Law provision or rule, whether of the State of Michigan or any other jurisdiction, that would cause the application of the Laws of any jurisdiction other than the State of Michigan.) Each of the Parties hereby (i) irrevocably submits to the exclusive jurisdiction of any state or federal court sitting in the State of Michigan in any action, suit or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court,

(ii) waives, and agrees not to assert in any such suit, action or proceeding, any claim that [a] it is not personally subject to the jurisdiction of such court or of any other court to which proceedings in such court may be appealed, [b] such suit, action or proceeding is brought in an inconvenient forum or [c] the venue of such suit, action or proceeding is improper, (iii) expressly waives any requirement for the posting of a bond by the Party bringing such suit, action or proceeding and (iv) consents to process being served in any such suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such Party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 11(h) shall affect or limit any right to serve process in any other manner permitted by Law.
               (i) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by MICO, DGI, Merger Sub and WBM. No waiver by any such Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.
               (j) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction, unless such invalidity or unenforceability would frustrate the basic objectives of the parties in entering into this Agreement.
               (k) Expenses. Each of DGI, Merger Sub, the Shareholders, and MICO will bear its own costs and expenses, including legal, accounting, and investment banking fees and expenses, incurred in connection with this Agreement and the transactions this Agreement contemplates. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges, including any penalties and interest, incurred in connection with the consummation of the transactions this Agreement contemplates, shall be paid by DGI when due, and DGI will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable Law, the Parties will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation.
               (l) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

               (m) Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.
               (n) Disclosure Schedule. The inclusion of information in the MICO Disclosure Schedule shall not be construed as an admission that such information is material to MICO. In addition, matters reflected in the MICO Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in the MICO Disclosure Schedule. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature.
     12. Definitions.
          (a) Specific Definitions. As used in this Agreement, the following terms have the meanings set forth or referenced:
          “Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.
          “Agreement” means this Agreement and Plan of Merger.
          “Annual Statement” has the meaning set forth in Section 8(b)(i).
          “Authorized Action” has the meaning set forth in Section 7(b).
          “Basket” has the meaning set forth in section 10(b)(ii).
          “Benefits Continuation Period” has the meaning set forth in Section 6(f)(i).
          “Book Value of MICO” means the Book Value of MICO of all assets of MICO less all liabilities of MICO, valued in accordance with GAAP and the methods, policies and assumptions otherwise set forth herein, as reflected in the Preliminary Closing Balance Sheet or Final Closing Balance Sheet, as applicable.
          “Business Day” means any day other than Saturday, Sunday or a day on which banks in the City of Grand Rapids, Michigan are authorized or required by Law to close.
          “Certificates” has the meaning set forth in Section 2(c)(ii).
          “Certificates of Merger” has the meaning set forth in Section 1(c).
          “Closing” has the meaning set forth in Section 1(b).
          “Closing Date” has the meaning set forth in Section 1(b).
          “Code” means the Internal Revenue Code of 1986, as amended.

          “Confidentiality Agreement” has the meaning set forth in Section 5(d).
          “Continuing Employees” has the meaning set forth in Section 6(f)(i).
          “Current Insurance” has the meaning set forth in Section 6(e)(iii).
          “Debt” means all debt of MICO for borrowed money as of the Effective Date.
          “DELEG” has the meaning set forth in Section 1(c).
          “DGI” has the meaning set forth in the preface.
          “DGI Damages” has the meaning set forth in Section 10(a).
          “DGI Disclosure Schedule” has the meaning set forth in Section 4.
          “DGI Indemnified Parties” has the meaning set forth in Section 10(a).
          “DGI Insurance Approvals” has the meaning set forth in Section 4(c).
          “DGI Material Adverse Effect” means, with respect to DGI and Merger Sub, any effect or change that would be materially adverse to the business of DGI and Merger Sub taken as a whole; provided that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a DGI Material Adverse Effect: (i) any adverse change, event, development, or effect arising from or relating to [a] general business or economic conditions, including such conditions related to the business of DGI and Merger Sub, [b] national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, [c] financial, banking, or securities markets, including any disruption thereof and any decline in the price of any security or any market index, [d] changes in GAAP or SAP, [e] changes in Laws, rules, regulations, Orders, or other binding directives issued by any Governmental Authority or [f] the taking of any action contemplated by this Agreement and the other agreements this Agreement contemplates, (ii) any existing event, occurrence, or circumstance with respect to which DGI has knowledge as of the date of this Agreement, (iii) any adverse change in or effect on the business of DGI and Merger Sub that is cured by DGI and Merger Sub before the earlier of [a] the Closing Date and [b] the date on which this Agreement is terminated pursuant to Section 9 and (iv) the execution and announcement of this Agreement and the consummation of the transactions this Agreement contemplates or the taking of any action outside the Ordinary Course of MICO’s Business that is expressly required by the Agreement.

          “DGI Permits” has the meaning set forth in Section 4(a).
          “Effective Date” has the meaning set forth in Recital F.
          “Employee Pension Benefit Plan” has the meaning set forth in ERISA section 3(2).
          “Employee Welfare Benefit Plan” has the meaning set forth in ERISA section 3(1).
          “Environmental Claim” means any and all administrative or judicial actions, suits, claims, liens, proceedings or notices of noncompliance or violation by any Person alleging potential liability arising out of, based on or resulting from: (i) the presence, or release into the environment, of any Hazardous Substance at any location, whether or not owned by MICO; or (ii) circumstances forming the basis of any violation of any Environmental Law or (iii) any and all claims by any Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Release of any Hazardous Substances.
          “Environmental Laws” means all federal, state or local statutes, regulations, ordinances, Codes and Orders, in effect on the date of this Agreement and relating to the environment relating to Hazardous Substances, including Releases or threatened Releases of Hazardous Substances.
          “Environmental Permits” means all permits, licenses, registrations, and governmental approvals and authorizations required under Environmental Laws.
          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
          “Escrow Agent” means M&T Bank.
          “Escrow Agreement” shall mean the form of Escrow Agreement included as Appendix D to this Agreement.
          “Escrow Amount” has the meaning set forth in the Escrow Agreement.
          “Excess Amount” means has the meaning set forth in Section 2(a)(vii).
          “Final Book Value of MICO” has the meaning set forth in Section 2(a)(v).
          “Final Closing Balance Sheet” has the meaning set forth in Section 2(a)(v).
          “Financial Statements” has the meaning set forth in Section 3(g).

          “Fundamental Representations” has the meaning set forth in Section 10(b)(ii).
          “GAAP” means United States generally accepted accounting principles as in effect from time to time.
          “Governmental Authority” means any court, tribunal or government, federal, state, local, foreign or provincial, or any political subdivision thereof, including, without limitation, any department, commission, board, bureau, agency or other regulatory, administrative or governmental authority or instrumentality.
          “Hazardous Substances” means any chemicals or wastes which are defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” or “toxic pollutants,” under any Environmental Law.
          “Income Tax” and “Income Taxes” mean any Tax imposed on, or measured by, net income.
          “Income Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Income Taxes, including any schedule or attachment thereto, and including any amendment thereof.
          “Indemnified Party” has the meaning set forth in Section 10(d)(i).
          “Indemnifying Party” has the meaning set forth in Section 10(d)(i).
          “Initial Outside Date” has the meaning set forth in Section 9(a)(ii).
          “Insurance Laws” has the meaning set forth in Section 3(b).
          “Intellectual Property” means all patents, patent applications, patent disclosures and inventions; trademarks, service marks, trade dress, logos, trade names, corporate names and Internet domain names, together with all goodwill associated therewith (including all translations, adaptations, derivations and combinations of the foregoing); copyrights and copyrightable works; and registrations, applications and renewals for any of the foregoing.
          “Knowledge” means, with respect to MICO, the actual knowledge of Patrick H. Roeser, Ermil L. Adamson, David B. Johnson, Kerri R. McNees and Michelle A. Zimmerman.
          “Law” means any federal, state, local, domestic or foreign statute or Law, including common law, or ordinance, rule, regulation, code, enactment or other statutory or legislative provision.
          “Leased Real Property” has the meaning set forth in Section 3(p).

          “Leases” means all leases, subleases, licenses, concessions and other agreements pursuant to which MICO holds any Leased Real Property.
          “Letter of Transmittal” has the meaning set forth in Section 2(c)(ii).
          “MBCA and the DGCL” means the Michigan Business Corporation Act and the Delaware General Corporation Law.
          “Merger” has the meaning set forth in Recital D.
          “Merger Consideration” has the meaning set forth in Section 2(a).
          “Merger Sub” has the meaning set forth in the preface.
          “Merger Sub Common Stock” has the meaning set forth in Section 2(b)(ii).
          “MICO” has the meaning set forth in the preface.
          “MICO Disclosure Schedule” has the meaning set forth in Section 3.
          “MICO Indemnified Party” and “MICO Indemnified Parties” have the meanings set forth in Section 6(e)(i).
          “MICO Insurance Approvals” has the meaning set forth in Section 3(b).
          “MICO Material Adverse Effect” means, any effect or change that would be materially adverse to the business of MICO taken as a whole; provided that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a MICO Material Adverse Effect: (i) any adverse change, event, development, or effect arising from or relating to [a] general business or economic conditions, including such conditions related to the business of MICO, [b] national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, [c] financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), [d] changes in GAAP or SAP, [e] changes in Laws, rules, regulations, Orders, or other binding directives issued by any Governmental Authority, or [f] the taking of any action contemplated by this Agreement and the other agreements this Agreement contemplates, (ii) any existing event, occurrence, or circumstance with respect to which DGI has knowledge as of the date of this Agreement, (iii) any adverse change in or effect on the business of MICO that is cured by MICO before the earlier of [a] the Closing Date and [b] the date on which this Agreement is terminated pursuant to Section 9 hereof, (iv) the execution and announcement of this Agreement and the consummation of the transactions this Agreement contemplates or the taking of any action outside the Ordinary Course of MICO’s Business that is expressly required by the Agreement, and (v) any failure by MICO to meet any revenue, earnings or other financial projections or forecasts provided to DGI, in and of itself.
          “MICO Permits” has the meaning set forth in Section 3(a)(i).
          “MICO Reinsurance Agreements” has the meaning set forth in Section 3(n)(i).
          “MICO SAP Statements” means the statutory statements of MICO as filed with the domiciliary state insurance departments for MICO for the years ended December 31, 2007, December 31, 2008 and December 31, 2009.
          “Most Recent Balance Sheet” means the balance sheet contained within the Most Recent Financial Statements.
          “Most Recent Financial Statements” has the meaning set forth in Section 3(g).
          “Most Recent Fiscal Year End” has the meaning set forth in Section 3(g).
          “NSI Reinsurance Agreement” has the meaning set forth in Section 8(c)(v).
          “Office of the Secretary” has the meaning set forth in Section 1(c).
          “OFIR” means the Office of Financial and Insurance Regulation of the State of Michigan.
          “Order” means any order, writ, injunction, decree, judgment or stipulation issued, promulgated or entered into by or with any Governmental Authority.
          “Ordinary Course of MICO’s Business” means the ordinary course of MICO’s business consistent with past custom and practice.
          “Organizational Documents” means, with respect to any Person, such Person’s articles or certificate of incorporation and by laws, certificate of formation and limited liability company agreement or operating agreement, trust agreement or other organizational documents, as applicable.
          “Outside Date” has the meaning set forth in Section 9(a)(ii).
          “Party” and “Parties” have the meanings set forth in the preface.
          “Paying Agent” has the meaning set forth in Section 2(c)(i).
          “Payment Fund” has the meaning set forth in Section 2(c)(i).

          “Per Share Merger Consideration” has the meaning set forth in Section 2(b)(i).
          “Permitted Liens” means (i) mechanic’s, materialmen’s and similar liens, (ii) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (iii) purchase money liens and liens securing rental payments under capital lease arrangements, and (vi) other liens arising in the Ordinary Course of MICO’s Business and not incurred in connection with the borrowing of money.
          “Person” means an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Authority or any department, agency or political subdivision thereof.
          “Plans” has the meaning set forth in Section 3(u)(i).
          “Policy Reserves” means loss reserves (including incurred but not reported), allocated and unallocated loss adjustments expense reserves, unearned premium reserves and other reserves required to be maintained pursuant to SAP net of any related reinsurance.
          “Preliminary Book Value of MICO” has the meaning set forth in Section 2(a)(ii).
          “Preliminary Closing Balance Sheet” has the meaning set forth in Section 2(a)(ii).
          “Preliminary Merger Consideration” has the meaning set forth in Section 2(a)(iii).
          “Proposed Final Book Value of MICO” has the meaning set forth in Section 2(a)(iv).
          “Purchase Price Escrow Amount” has the meaning set forth in Section 2(a)(iii).
          “Release” means any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, or migration into the atmosphere, soil, surface water, groundwater or property.
          “Requisite Shareholder Vote” has the meaning set forth in Section 3(a)(ii).
          “SAP” means statutory accounting principles prescribed or permitted by the domiciliary state insurance departments for MICO as in effect as of the date of this Agreement.
          “Securities Act” means the Securities Act of 1933, as amended.
          “Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

          “Security Interest” means any mortgage, pledge, lien, encumbrance or other security interest, other than Permitted Liens.
          “Shareholder” and “Shareholders” have the meanings set forth in Recital A.
          “Shareholders’ Agreements” means those agreements entered into by MICO and the Shareholders related to the ownership and disposition of the Shares held by the Shareholders.
          “Shareholders’ Damages” has the meaning set forth in Section 10(c).
          “Special Meeting” has the meaning set forth in Section 5(g).
          “SSAP No. 62” has the meaning set forth in Section 3(n)(ii).
          “Straddle Period” has the meaning set forth in Section 6(d)(i).
          “Subsidiary” means any corporation, limited liability company, partnership or other entity with respect to which a specified Person, or a Subsidiary thereof owns, directly or indirectly, a majority of the common stock or equity interests or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors or managers, as the case may be.
          “Surviving Corporation” has the meaning set forth in Section 1(a).
          “Surviving Corporation Common Stock” has the meaning set forth in Section 2(b)(ii).
          “Tax” or “Taxes” mean (i) all federal, state, local, foreign, and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes of any kind whatsoever, together with interest and any penalties, additions to tax or additional amounts with respect thereto, (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, where such transferee status arose prior to the Effective Date, of being a member of an affiliated, consolidated, combined or unitary group for any period beginning prior to the Effective Date, and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement entered into prior to the Effective Date, excluding for this purpose any liability under a lease that passes through expenses including Taxes.
          “Tax Allocation Agreement” has the meaning set forth in Section 6(c)(vi).

          “Tax Returns” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
          “Tax Statement” has the meaning set forth in Section 6(d)(vi).
          “Third Party Claim” has the meaning set forth in Section 10(d)(ii).
          “Transaction Approvals” has the meaning set forth in Section 4(c).
          “Unrelated Accounting Firm” means an independent public accounting firm acceptable to both DGI and MICO.
          “WBM” has the meaning set forth in the preface.
          “WBM Reinsurance Agreements” have the meaning set forth in Section 8(c)(iv).
          (b) Other Terms. Other terms may be defined elsewhere in the text or this Agreement and, unless otherwise indicated, shall have such meaning indicated throughout this Agreement.
          (c) Other Definitional Provisions.
               (i) The words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.
               (ii) The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.
               (iii) The term “including” shall mean “including, without limitation.”
               (iv) The terms “dollars” and “$” shall mean United States dollars.

     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement and Plan of Merger as of the date first written.

MICHIGAN INSURANCE COMPANY

By:	/s/ Ermil J. Adamson
Ermil J. Adamson, President

DONEGAL GROUP INC.
By:	/s/ Donald H. Nikolaus
Donald H. Nikolaus, President

DGI ACQUISITION CORP.
By:	/s/ Donald H. Nikolaus
Donald H. Nikolaus, President

WEST BEND MUTUAL INSURANCE COMPANY
By:	/s/ Kevin A. Steiner
Kevin A. Steiner, President